10/4

04045260

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSL Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

FILE NO. 82- 3785 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/4/04

RECEIVED
2004 OCT -4 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSL Limited

ABN: 99 051 588 348

Appendix 4E
Preliminary Final Report for the Year Ended 30 June 2004

SEC RECEIVED SEP 2004 PROCESSING SECTION WASH. DC
ARIS 6-30-04

Results for announcement to the market

- Revenues from ordinary activities up 39.8% to $1,835,711,000.
- Profit from ordinary activities after tax attributable to members up 211.9% to $219,625,000.
- Net profit for the period attributable to members up 211.9% to $219,625,000.

Dividends	**Amount per security**	**Franked amount per security**
Final dividend	26¢	26¢
Interim dividend paid on 13 April 2004	12¢	12¢
Record date for determining entitlements to the dividend:	24 September 2004	

Review of Operations

Sales revenue for the year increased significantly over the previous year as a result of including a quarter's trading from ZLB Behring. Following the completion of restructuring, the merged plasma products operations will provide the consolidated entity with greater geographic scope leading to better matches of revenues to costs and helping to reduce foreign exchange impacts.

Net profit after tax for the consolidated entity for the year increased by 211.9% on the previous year to $219.6 million, which included $68 million being a portion of the discount on the acquisition of Aventis Behring and net profit after tax on the sale of the company's Animal Health business of $75 million. Net operating cash flow of $207 million was up 79% on the previous year with Research and Development expenditure of $101 million increasing 11% over last year's expenditure. This result is despite the effect of adverse currency movements of $31 million compared to the previous year.

ZLB Behring generated sales revenue for the fourth quarter of $582 million with an EBITDA of $137 million, in a marketplace which was still very competitive with declining US prices for albumin. However the process of integrating the merged plasma products operations of ZLB Behring is progressing well with 35 US collection centres closed, plasma collection reduced by 1 million litres, manufacturing throughput reduced by 1.1 million litres and the consolidation of the sales forces, head offices and testing laboratories.

ZLB Behring's plasma collection operation, ZLB Plasma Services, now has more than 70 plasma collection centres in the US and Germany, which plasma is used to manufacture coagulation therapies to treat haemophilia, critical care products for the treatment of shock in trauma, immunoglobulins for the treatment of infections and autoimmune diseases and wound treatment therapies used to minimise blood loss.

JRH Biosciences maintained its performance and strong growth in sales revenue generated by new services and products such as Bioeaze custom bioprocessing systems, and an expanded EX-CELL® line of new proprietary cell culture media with serum operations underpinned by strong demand for Australian foetal bovine serum.

CSL's Pharmaceutical business benefited from increased international market growth of its influenza vaccine, FLUVAX®, which manufacturing facilities were in the process of being expanded to ensure sufficient capacity to satisfy export market demands.

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Financial Statements, Directors' Report and media release.

Additional Information

NTA backing

	30 June 2004	30 June 2003
Net tangible asset backing per ordinary security	$6.18	$2.42

Control gained over entities having material effect

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring for $954.0 million through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH . The acquired business has been fully integrated with the worldwide ZLB plasma businesses to create the ZLB Behring Group. As described in the Segment Information note in the Financial Report (note 39), this Group includes the acquired the Aventis Behring business and the existing ZLB Bioplasma businesses. These businesses are now indivisible and are managed globally as one business, they operate a unified sales force and have a fully integrated supply chain. The ZLB Behring Group has contributed $95,168,000 to the reporting entity's profit from ordinary activities before taxation since the acquisition. It should be noted that as a result of the continuing restructure of the ZLB Behring Group, the result stated for the three months is not fully representative of a full 12 month trading period.

Control lost over entities having material effect

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA. The Animal Health business unit contributed $5,170,000 to segment earnings in the Financial Report (see note 37) and $4,623,000 to the reporting entity's profit from ordinary activities before taxation until the loss of control (the prior full year contribution to segment earnings was $8,042,000 and the profit from ordinary activities before taxation was $7,726,000).

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
26 August 2004

CSL Limited and its controlled entities
Statement of Financial Performance
For the year ended 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Sales revenue	2	**1,650,196**	1,300,344	**416,593**	456,368
Cost of sales		**1,070,028**	820,037	**221,259**	232,426
Gross profit		**580,168**	480,307	**195,334**	223,942
Other revenues	2	**185,515**	12,863	**116,206**	5,513
Research and development expenses		**101,188**	91,529	**46,856**	50,434
Selling and marketing expenses		**146,433**	112,178	**44,374**	47,790
General and administration expenses		**131,029**	92,125	**38,190**	38,626
Borrowing costs	3(b)	**23,742**	34,228	**307**	225
Carrying amount of net assets of discontinued operations sold	37	**59,281**	-	**24,920**	-
Other expenses	3(b)(i)	**49,381**	61,378	**-**	-
Profit from ordinary activities before income tax expense		**254,629**	101,732	**156,893**	92,380
Income tax expense relating to ordinary activities	4	**35,004**	31,309	**36,553**	22,863
Net profit attributable to members of CSL Limited	25	**219,625**	70,423	**120,340**	69,517
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	**64,435**	(53,699)	**-**	-
Share issue costs	23	**(10,126)**	-	**(10,126)**	-
Decrease in retained profits on adoption of revised accounting standard AASB 1028 "Employee Benefits"		**-**	(501)	**-**	(295)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		**54,309**	(54,200)	**(10,126)**	(295)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	**273,934**	16,223	**110,214**	69,222
		cents	cents		
Basic earnings per share	38	**123.3**	44.2		
Diluted earnings per share	38	**122.8**	44.1		

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Statement of Financial Position
As at 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT ASSETS					
Cash assets	5	**114,896**	83,466	**12,700**	40,736
Receivables	6	**532,196**	169,866	**43,265**	61,737
Inventories	7	**1,352,578**	490,094	**66,147**	79,826
Other	8	**31,860**	5,972	**3,894**	1,502
Total Current Assets		**2,031,530**	749,398	**126,006**	183,801
NON-CURRENT ASSETS					
Receivables	9	**6,489**	7,649	**305,109**	125,127
Other financial assets	10	**8,223**	2,786	**1,204,058**	694,797
Property, plant and equipment	11	**887,017**	537,556	**259,199**	264,012
Deferred tax assets	12	**77,644**	22,381	**9,825**	10,493
Intangibles	13	**859,870**	894,987	**20,000**	20,000
Other	14	**4,610**	4,781	**-**	-
Total Non-Current Assets		**1,843,853**	1,470,140	**1,798,191**	1,114,429
TOTAL ASSETS		**3,875,383**	2,219,538	**1,924,197**	1,298,230
CURRENT LIABILITIES					
Payables	15	**458,502**	193,715	**53,905**	58,867
Interest-bearing liabilities	16	**13,297**	611	**-**	-
Current tax liabilities	17	**26,903**	15,873	**21,960**	11,678
Provisions	18	**199,406**	33,167	**15,843**	15,163
Total Current Liabilities		**698,108**	243,366	**91,708**	85,708
NON-CURRENT LIABILITIES					
Payables	19	**19,559**	51,420	**-**	2,500
Interest-bearing liabilities	20	**834,788**	577,448	**-**	-
Deferred tax liabilities	21	**80,577**	38,976	**12,699**	12,938
Provisions	22	**168,309**	25,630	**20,712**	25,630
Total Non-Current Liabilities		**1,103,233**	693,474	**33,411**	41,068
TOTAL LIABILITIES		**1,801,341**	936,840	**125,119**	126,776
NET ASSETS		**2,074,042**	1,282,698	**1,799,078**	1,171,454
EQUITY					
Contributed equity	23	**1,502,417**	936,430	**1,502,417**	936,430
Reserves	24	**76,587**	16,367	**22,824**	22,824
Retained profits	25	**495,038**	329,901	**273,837**	212,200
TOTAL EQUITY	26	**2,074,042**	1,282,698	**1,799,078**	1,171,454

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Statement of Cash Flows
For the year ended 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**1,715,258**	1,319,241	**440,359**	463,105
Payments to suppliers and employees (inclusive of GST)		**(1,446,852)**	(1,128,858)	**(341,209)**	(360,585)
Interest received		**9,525**	753	**10,202**	359
Income taxes paid		**(45,764)**	(29,382)	**(25,842)**	(14,605)
Borrowing costs		**(25,173)**	(46,239)	**(307)**	(225)
Net cash inflow from operating activities	35	**206,994**	115,515	**83,203**	88,049
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**413**	8,209	**45**	23
Payments for property, plant and equipment		**(79,591)**	(74,279)	**(31,611)**	(24,450)
Payments for other investments		**(635)**	(750)	**(635)**	(750)
Payment for investment in controlled entities		**-**	-	**(508,626)**	-
Purchase of business, net of cash acquired	36	**-**	(16,222)	**-**	-
Purchase of controlled entities, net of cash acquired	36	**(772,870)**	-	**-**	-
Payments for restructuring of acquired entities and businesses	18	**(25,752)**	(37,789)	**-**	-
Net proceeds from the sale of the Animal Health business unit	37	**161,627**	-	**100,109**	-
Payments for intellectual property		**(8,123)**	(36,357)	**-**	-
Net cash outflow from investing activities		**(724,931)**	(157,188)	**(440,718)**	(25,177)
Cash flows from Financing Activities					
Proceeds from issue of shares		**554,304**	7,468	**554,304**	7,468
Payment of share issue costs		**(10,126)**	-	**(10,126)**	-
Dividends paid		**(35,364)**	(54,091)	**(35,364)**	(54,091)
Advances to controlled entities		**-**	-	**(179,335)**	(44,981)
Proceeds from borrowings		**233,654**	689,570	**-**	-
Repayment of borrowings		**(200,466)**	(603,661)	**-**	-
Net cash inflow/(outflow) from financing activities		**542,002**	39,286	**329,479**	(91,604)
Net increase/(decrease) in cash held		**24,065**	(2,387)	**(28,036)**	(28,732)
Cash at the beginning of the financial year		**82,855**	89,355	**40,736**	69,468
Exchange rate variations on foreign cash balances		**3,423**	(4,113)	**-**	-
Cash at the end of the financial year	35	**110,343**	82,855	**12,700**	40,736

The above statement of cash flows should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

1 Summary of Significant Accounting Policies

(a) Basis of Accounting
The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation
The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions, between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences.Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation
Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories
All inventories are stated at the lower of cost and net realisable value. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.5%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

(n) Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title of the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

Swap payable represents the net position of foreign currency swap positions used to hedge borrowings. This swap was entered into with the objective of reducing the future exchange rate fluctuations on foreign currency borrowings.

(u) Interest-Bearing Liabilities

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The consolidated entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its borrowings to fixed interest rates. It is the consolidated entity's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

(w) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficit of each plan except for the recognition of any net liabilities that exist within acquired entities at date of their acquisition.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes

Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 29.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

	Note	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
2 Revenue from Ordinary Activities					
Sales revenue		**1,650,196**	1,300,344	**416,593**	456,368
Other revenue					
Interest received/receivable					
Other persons and/or corporations		**9,461**	668	**8,825**	273
Controlled entities		**-**	-	**1,298**	2,225
Specified directors and executives		**79**	23	**79**	23
Dividend revenue					
Controlled entities		**-**	-	**2,035**	-
Proceeds from sale of property, plant and equipment		**413**	8,209	**45**	23
Net proceeds from sale of Animal Health business unit	37	**161,627**	-	**100,109**	-
Rent		**389**	191	**389**	191
Royalties		**9,393**	84	**180**	84
Collaborative revenue		**1,149**	998	**1,149**	998
Other		**3,004**	2,690	**2,097**	1,696
Total other revenues		**185,515**	12,863	**116,206**	5,513
Total revenue from ordinary activities		**1,835,711**	1,313,207	**532,799**	461,881

3 Operating Profit

Profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Note	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		**(2,584)**	87	**(1,034)**	(19)
Net gain on the disposal of the Animal Health business unit	37	**102,346**	-	**75,189**	-
Foreign exchange gains/(losses)		**3,386**	(182)	**9,106**	1,919
Foreign currency translation gains/(losses)		**(159)**	160	**-**	-
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		**22,768**	33,232	**307**	225
Other borrowing costs		**974**	996	**-**	-
Total borrowing costs		**23,742**	34,228	**307**	225
Depreciation					
Buildings		**9,104**	8,304	**3,953**	3,843
Plant and equipment		**69,896**	55,763	**28,024**	27,622
Total depreciation		**79,000**	64,067	**31,977**	31,465
Amortisation					
Leasehold improvements		**2,004**	2,435	**-**	-
Intellectual Property (i)		**2,949**	1,807	**-**	-
Goodwill (i)		**46,042**	51,487	**-**	-
Total amortisation		**50,995**	55,729	**-**	-

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

	Note	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Other charges against assets					
Doubtful debts		**814**	199	**7**	-
Writedown of inventory to net realisable value		**20,156**	12,885	**3,855**	3,579
Rental expenses relating to operating leases		**36,975**	13,098	**2,610**	2,664
Superannuation contributions - defined benefit fund		**24,036**	12,163	**3,645**	3,148

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000

4 Income Tax

The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Profit from ordinary activities before income tax expense	**254,629**	101,732	**156,893**	92,380
Income tax calculated at 30%	**76,389**	30,520	**47,068**	27,714
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**3,520**	296	**296**	296
Research and development	**(2,308)**	(2,829)	**(2,308)**	(2,829)
Equity Raising costs	**(879)**	(452)	**(879)**	(452)
Non-assessable capital gain	**(5,684)**	-	**(5,684)**	-
Restructuring costs relating to acquisition of controlled entity	**(36,032)**	-	**-**	-
Exempt dividends received	**-**	-	**(610)**	-
Inventory cost base differences	**(35,302)**	-	**-**	-
Sundry items	**(1,590)**	(1,365)	**(1,436)**	(1,462)
Unrecognised deferred tax assets	**15,041**	-	**-**	-
Effects of different rates of tax on overseas income	**20,785**	5,537	**-**	-
Under/(Over) provision in prior year	**1,064**	(398)	**106**	(404)
Income tax expense attributable to profit from ordinary activities	**35,004**	31,309	**36,553**	22,863

Tax consolidation legislation

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the Board of Directors has not, at the date of signing this report, made a decision to adopt the tax consolidation system, the consolidated entity has applied UIG 39 'Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances'. The application of UIG 39 has not materially impacted the consolidated entities' deferred tax balances.

5 Current Assets - Cash assets

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Cash at bank and on hand	**112,478**	83,466	**12,700**	40,736
Cash deposits	**2,418**	-	**-**	-
	114,896	83,466	**12,700**	40,736

6 Current Assets - Receivables

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Trade debtors	**495,909**	157,499	**33,520**	54,837
Less: provision for doubtful debts	**1,642**	1,211	**500**	500
	494,267	156,288	**33,020**	54,337
Sundry debtors	**37,929**	13,578	**10,245**	7,400
	532,196	169,866	**43,265**	61,737

7 Current Assets - Inventories

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Raw materials and stores - at cost	**326,340**	108,625	**12,508**	18,899
Less: provision for diminution in value	**3,851**	2,236	**424**	852
Raw materials and stores - net	**322,489**	106,389	**12,084**	18,047
Work in progress - at cost	**565,306**	207,116	**13,955**	26,212
Less: provision for diminution in value	**16,924**	14,651	**309**	338
Work in progress - net	**548,382**	192,465	**13,646**	25,874
Finished goods - at cost	**490,397**	197,525	**41,202**	36,622
Less: provision for diminution in value	**8,690**	6,285	**785**	717
Finished goods - net	**481,707**	191,240	**40,417**	35,905
	1,352,578	490,094	**66,147**	79,826

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
8 Current Assets - Other				
Prepayments	**31,860**	5,972	**3,894**	1,502

9 Non-Current Assets - Receivables				
Related bodies corporate				
Wholly owned controlled entities	**-**	-	**294,909**	113,539
Partly owned controlled entities	**-**	-	**3,939**	3,939
Loans to specified directors (refer Note 27)	**1,882**	1,893	**1,882**	1,893
Loans to specified executives (refer Note 27)	**1,930**	1,587	**1,930**	1,587
Loans to other employees (refer Note 29)	**2,677**	4,169	**2,449**	4,169
	6,489	7,649	**305,109**	125,127

10 Non-Current Assets - Other financial assets				
Investments in non-controlled entities at cost	**4,421**	3,786	**4,421**	3,786
Less: provision for diminution in value of investments	**1,000**	1,000	**1,000**	1,000
	3,421	2,786	**3,421**	2,786
Other	**4,802**	-	**-**	-
Shares in controlled entities (refer Note 34)	**-**	-	**1,200,637**	692,011
	8,223	2,786	**1,204,058**	694,797

11 Non-Current Assets - Property, Plant and Equipment				
Land at cost				
Opening balance	**27,101**	30,624	**25,029**	25,029
Additions	**-**	259	**-**	-
Disposals	**(644)**	(3,310)	**-**	-
Additions through acquisition of controlled entities	**654**	-	**-**	-
Currency translation differences	**(21)**	(472)	**-**	-
Closing balance	**27,090**	27,101	**25,029**	25,029
Buildings at cost				
Opening balance	**188,802**	182,892	**70,973**	65,005
Additions	**193**	1,688	**-**	-
Disposals	**(12,424)**	(5,300)	**-**	-
Additions through acquisition of controlled entities	**23,978**	-	**-**	-
Transferred from capital work in progress	**2,160**	19,431	**242**	5,968
Currency translation differences	**3,739**	(9,909)	**-**	-
Closing balance	**206,448**	188,802	**71,215**	70,973
Accumulated depreciation				
Opening balance	**24,825**	18,579	**14,711**	10,868
Depreciation for the year	**9,104**	8,304	**3,953**	3,843
Disposals	**(1,280)**	(1,108)	**-**	-
Currency translation differences	**592**	(950)	**-**	-
Closing balance	**33,241**	24,825	**18,664**	14,711
Net book value	**173,207**	163,977	**52,551**	56,262
Net book value of land and buildings	**200,297**	191,078	**77,580**	81,291

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
11 Non-Current Assets - Property, Plant and Equipment (continued)				
Leasehold improvements at cost				
Opening balance	**11,117**	4,916	**168**	168
Additions	**237**	5,826	**-**	-
Disposals	**(543)**	(548)	**-**	-
Additions through acquisition of controlled entities	**-**	253	**-**	-
Transferred from capital work in progress	**1,358**	2,283	**-**	-
Currency translation differences	**(482)**	(1,613)	**-**	-
Closing balance	**11,687**	11,117	**168**	168
Accumulated amortisation				
Opening balance	**3,798**	2,144	**168**	168
Amortisation for the year	**2,004**	2,435	**-**	-
Disposal	**(186)**	(230)	**-**	-
Currency translation differences	**(41)**	(551)	**-**	-
Closing balance	**5,575**	3,798	**168**	168
Net book value of leasehold improvements	**6,112**	7,319	**-**	-
Plant and equipment at cost				
Opening balance	**666,608**	613,051	**453,003**	422,474
Additions	**9,111**	5,745	**-**	-
Disposals	**(72,579)**	(6,966)	**(30,224)**	(79)
Additions through acquisition of controlled entities	**272,131**	1,013	**-**	-
Transferred from capital work in progress	**42,380**	74,183	**8,428**	30,608
Currency translation differences	**24,777**	(20,418)	**-**	-
Closing balance	**942,428**	666,608	**431,207**	453,003
Accumulated Depreciation				
Opening balance	**364,055**	321,606	**294,761**	267,176
Depreciation for the year	**69,896**	55,763	**28,024**	27,622
Disposals	**(53,374)**	(6,664)	**(25,777)**	(37)
Currency translation differences	**1,413**	(6,650)	**-**	-
Closing balance	**381,990**	364,055	**297,008**	294,761
Net book value of plant and equipment	**560,438**	302,553	**134,199**	158,242
Capital work in progress				
Opening balance	**36,606**	73,484	**24,479**	36,605
Additions	**70,050**	60,761	**31,611**	24,450
Additions through acquisition of controlled entities	**53,675**	-	**-**	-
Transferred to buildings at cost	**(2,160)**	(19,431)	**(242)**	(5,968)
Transferred to plant and equipment at cost	**(42,380)**	(74,183)	**(8,428)**	(30,608)
Transferred to leasehold improvements at cost	**(1,358)**	(2,283)	**-**	-
Currency translation differences	**5,737**	(1,742)	**-**	-
Closing balance	**120,170**	36,606	**47,420**	24,479
Total net book value of property, plant and equipment	**887,017**	537,556	**259,199**	264,012

Valuation of land and buildings

(a) Land and buildings are valued every three years.

(b) The directors' most recent valuation of land and buildings was at 30 June 2002 being $285,096,000 for the consolidated entity compared to a written down value of $173,931,000 at 30 June 2004 for the land and buildings valued at that time.

(c) The valuation of land and buildings is based on their fair market value based on existing use. The valuations in Australia and New Zealand were carried out by PR Dickinson, AAPI AREI; AK Brown, AAPI; and PW Senior, ANZIV SNZPI, of CB Richard Ellis Pty Ltd. The valuations in the USA were carried out by ME Kancel, SCGA, of Bliss Associates Inc., and by PR Seevers, MAI SRA, of Seevers Jordan Ziegenmeyer. The valuations in Switzerland were carried out by MGA Lequen Se Lacroix, MIRCS, of ONCOR International.

(d) The value of land and buildings acquired through the acquisition of controlled entities is the fair value at the time of the aquisition less the portion of the discount on acquisition allocated to these assets.

Assets under finance lease

Assets under finance lease are included in buildings and plant and equipment. The written down value of assets under finance lease was $13.1 million and $32.8 million respectively.

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
12 Non-Current Assets - Deferred tax assets				
Future income tax benefit	**77,644**	22,381	**9,825**	10,493
Attributable to timing differences	**77,644**	19,466	9,825	10,493
Attributable to carried forward losses	**-**	2,915	-	-
	77,644	22,381	**9,825**	10,493

At 30 June 2004, the consolidated entity has unrecognised tax losses carried forward of $47.2 million. (2003: Nil).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
13 Non-Current Assets - Intangibles				
Goodwill at cost (i)	**963,407**	946,594	-	-
Less: accumulated amortisation	**178,027**	126,821	-	-
	785,380	819,773	-	-
Intellectual property	**60,277**	57,828	-	-
Less: accumulated amortisation	**5,787**	2,614	-	-
	54,490	55,214	-	-
Other intangibles	**20,000**	20,000	**20,000**	20,000
	859,870	894,987	**20,000**	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operations has increased goodwill at cost by $16 million this financial year.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
14 Non-Current Assets - Other				
Deferred borrowing costs	**4,610**	4,781	-	-
15 Current Liabilities - Payables				
Trade creditors	**232,413**	110,744	**26,236**	27,518
Accruals and other creditors	**191,861**	77,432	**27,669**	31,349
Swap payable (refer Note 41)	**34,228**	5,539	-	-
	458,502	193,715	**53,905**	58,867
16 Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank overdrafts	**4,553**	611	-	-
Bank loans (refer Note 20(a))	**1,363**	-	-	-
Lease liability (refer Note 20(e))	**2,028**	-	-	-
Surplus lease space (refer Note 20(f))	**5,353**	-	-	-
	13,297	611	-	-
17 Current Liabilities - Tax liabilities				
Income tax	**26,903**	15,873	**21,960**	11,678
18 Current Liabilities - Provisions				
Employee benefits (refer to Note 29)	**61,520**	23,522	**14,593**	14,707
Restructuring (i)	**115,879**	9,305	-	-
Onerous contracts (ii)	**17,420**	-	-	-
Other (iii)	**4,587**	340	**1,250**	456
	199,406	33,167	**15,843**	15,163

Restructuring

This provision is for restructuring in relation to and as a result of the acquisition of Aventis Behring and other prior acquisitions. The acquisition of Aventis Behring is discussed further in Note 36.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
18 Current Liabilities - Provisions (continued)				
Movements				
(i) Restructuring				
Carrying amount at the beginning of the financial year	**9,305**	40,484	**-**	-
Provision made on acquisition (Note 36)	**115,360**	6,170	**-**	-
Additional provision	**9,270**	-		
Payments made	**(25,752)**	(37,789)	**-**	-
Currency translation differences	**7,696**	440	**-**	-
Carrying amount at the end of the financial year	**115,879**	9,305	**-**	-
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**-**	-	**-**	-
Provision acquired	**15,970**	-	**-**	-
Currency translation differences	**1,450**	-	**-**	-
Carrying amount at the end of the financial year	**17,420**	-	**-**	-
(iii) Other				
Carrying amount at the beginning of the financial year	**340**	3,921	**456**	2,988
Additional provision	**3,472**	1,008	**2,292**	979
Provision acquired	**3,487**	-	**-**	-
Payments made	**(2,712)**	(1,339)	**(1,498)**	(1,111)
Provision no longer required	**-**	(3,250)	**-**	(2,400)
Carrying amount at the end of the financial year	**4,587**	340	**1,250**	456
19 Non-Current Liabilities - Payables				
Other creditors	**19,559**	25,388	**-**	2,500
Swap payable (refer Note 41)	**-**	26,032	**-**	-
	19,559	51,420	**-**	2,500
20 Non-Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank loans (a)	**236,172**	177,719	**-**	-
Vendor loans (b)	**25,776**	25,142	**-**	-
Senior Unsecured Notes (c)	**362,371**	374,587		
Deferred cash settlement for subsidiary acquired (d)	**158,146**	-	**-**	-
Lease liability (e)	**43,174**	-	**-**	-
Surplus lease space (f)	**9,149**	-		
	834,788	577,448	**-**	-

(a) The group has a global multi-currency facility of $A750 million. During the year, a further 130 million Euro was drawn down and a repayment of 100 million Euro also made. The facility matures in December 2005 with an option to roll over until December 2007. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan is provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance matures in July 2005. Interest is fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	*Payment Date*	*Discount Rate*
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) Finance leases have an average lease term of 18 years. The average discount rate implicit in the leases is 6.37%.

(f) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 32.

Refer to Note 35 for details on the total facilities available and drawn down.

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
21 Non-Current Liabilities - Deferred tax liabilities				
Provision for deferred income tax	**80,577**	38,976	**12,699**	12,938
22 Non-Current Liabilities - Provisions				
Claims provision including IBNR (i)	**11,161**	15,853	**11,161**	15,853
Employee benefits (refer to Note 29 and 30(f))	**140,801**	9,777	**9,551**	9,777
Onerous contracts (ii)	**16,347**	-	**-**	-
	168,309	25,630	**20,712**	25,630

Claims provision including IBNR

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Onerous contracts

Refer to Note 18 for description of provision.

Movements

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
(i) Claims provision including IBNR				
Carrying amount at the beginning of the financial year	**15,853**	21,168	**15,853**	21,168
Additional provision	**308**	-	**308**	-
Provision no longer required	**(5,000)**	(5,315)	**(5,000)**	(5,315)
Carrying amount at the end of the financial year	**11,161**	15,853	**11,161**	15,853
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**-**	-	**-**	-
Provision acquired	**14,987**	-	**-**	-
Currency translation differences	**1,360**	-	**-**	-
Carrying amount at the end of the financial year	**16,347**	-	**-**	-

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
23 Contributed Equity				
Ordinary shares fully paid	**1,502,417**	936,430	**1,502,417**	936,430

	2004		2003	
	Number of shares	**$000**	Number of shares	$000
Movements in shares on issue:				
Opening balance	**159,938,660**	**936,430**	158,470,491	923,856
Shares issued on equity placement (a)	**27,905,594**	**438,118**	-	-
Shares issued to shareholders through participation in Share Purchase Plan (b)	**7,041,824**	**110,556**	-	-
Shares issued to employees through participation in SESOP II (c)	**222,740**	**2,825**	1,219,977	8,025
Shares issued to shareholders through participation in Shareholder Plan (d)	**-**	**-**	170,350	3,625
Shares issued to shareholders through participation in Dividend Reinvestment Plan (e)	**1,229,417**	**23,197**	-	-
Shares issued to employees through participation in GESP (f)	**110,142**	**1,417**	77,842	924
Share issue placement costs (a) and (b)	**-**	**(10,126)**	-	-
Balance at 30 June	**196,448,377**	**1,502,417**	159,938,660	936,430

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
(c) Options exercised under SESOP II as disclosed at Note 29 during the year were as follows:				
- 31,000 issued at $11.45	**355**	-	**355**	-
- 64,300 issued at $12.19	**784**	-	**784**	-
- 127,440 issued at $13.23	**1,686**	-	**1,686**	-
- 530,333 issued at $0.01	**-**	5	**-**	5
- 200,000 issued at $8.93	**-**	1,786	**-**	1,786
- 56,314 issued at $10.82	**-**	609	**-**	609
- 61,400 issued at $11.45	**-**	703	**-**	703
- 371,930 issued at $13.23	**-**	4,922	**-**	4,922
	2,825	8,025	**2,825**	8,025
(d) Shares issued to shareholders under the Shareholder Plan were as follows:				
- 170,350 issued at $21.28 on 15 November 2002	**-**	3,625	**-**	3,625
(e) Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
- 482,802 issued at $22.30 on 27 April 2004	**10,766**	-	**10,766**	-
- 746,615 issued at $16.65 on 17 October 2003	**12,431**	-	**12,431**	-
	23,197	-	**23,197**	-
(f) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 29 were as follows:				
- 44,721 issued at $14.32 on 16 March 2004	**640**	-	**640**	-
- 65,421 issued at $11.87 on 9 September 2003	**777**	-	**777**	-
- 77,842 issued at $11.87 on 12 March 2003	**-**	924	**-**	924
	1,417	924	**1,417**	924

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
24 Reserves				
Composition				
Asset revaluation reserve	**22,051**	22,308	**22,824**	22,824
Foreign currency translation reserve	**54,536**	(5,941)	**-**	-
	76,587	16,367	**22,824**	22,824
Movements				
Asset revaluation reserve				
Opening balance	**22,308**	22,308	**22,824**	22,824
Transfer to retained profits	**(257)**	-	**-**	-
Closing balance	**22,051**	22,308	**22,824**	22,824
Foreign currency translation reserve				
Opening balance	**(5,941)**	47,758	**-**	-
Net exchange differences on translation of foreign controlled entities, net of hedge	**64,435**	(53,699)	**-**	-
Transfer to retained profits	**(3,958)**	-	**-**	-
Closing balance	**54,536**	(5,941)	**-**	-

Nature and purpose of reserves
The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
25 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**329,901**	279,206	**212,200**	162,205
Adjustment arising from adoption of revised accounting standard:				
AASB 1028 "Employee Benefits"	**-**	(501)	**-**	(295)
AASB 1044 "Provisions, Contingent Liabilities and Contingent Asse	**-**	34,864	**-**	34,864
Transfer from asset revaluation reserve	**257**	-	**-**	-
Transfer from foreign currency translation reserve	**3,958**	-	**-**	-
Dividends provided for or paid	**(58,703)**	(54,091)	**(58,703)**	(54,091)
Net profit attributable to CSL Limited	**219,625**	70,423	**120,340**	69,517
Retained profits at the end of the financial year	**495,038**	329,901	**273,837**	212,200
Appropriation of 2002 final dividend (22 cents per share fully franked) in respect of shares issued after 30 June 2002 and before the record date for dividends	**-**	60	**-**	60
Final ordinary dividend of 22 cents per share fully franked paid on 10 October 2003 (2003: 22 cents per share fully franked)	**35,204**	34,864	**35,204**	34,864
Interim ordinary dividend of 12 cents per share fully franked paid on 13 April 2004 (2003: 12 cents per share fully franked)	**23,499**	19,167	**23,499**	19,167
	58,703	54,091	**58,703**	54,091
Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 26 cents per share fully franked. The aggregate amount of the proposed dividend is expected to be paid on 8 October 2004 out of retained profits at 30 June 2004, but not recognised as a liability	**51,077**		**51,077**	
Franking credit balance				
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
Class C - franked to 30%	**47,070**	40,932	**44,687**	33,766

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
26 Equity				
Total equity at the beginning of the financial year	**1,282,698**	1,273,131	**1,171,454**	1,108,888
Total changes in equity recognised in the statement of financial performance	**273,934**	16,223	**110,214**	69,222
Transactions with owners as owners				
Adjustment arising from adoption of revised accounting standards	**-**	34,864	**-**	34,864
Contributed equity	**576,113**	12,571	**576,113**	12,571
Dividends	**(58,703)**	(54,091)	**(58,703)**	(54,091)
Total equity at 30 June	**2,074,042**	1,282,698	**1,799,078**	1,171,454

27 Director and Executive Disclosure

Details of Specified Directors and Specified Executives

Directors

The following persons were directors of CSL Limited during the financial year and up to the date of this report:

P H Wade (Non-executive Chairman)
E A Alexander (Non-executive director)
C I R McDonald (retired on 16 October 2003)
K J Roberts (Non-executive director)
J Akehurst (commenced 1 April 2004)(Non-executive director)
Dr B A McNamee (Managing Director)
A M Cipa (Finance Director)
I A Renard (Non-executive director)
A C Webster (Non-executive director)
M Renshaw (commenced 20 July 2004)(Non-executive director)

Executives

The following persons were the executives (other than executive directors) with the greatest authority for the strategic direction and management of the consolidated entity ("Specified Executives") during the year:

P Turner
C Armit
P Bordonaro
P Turvey
T Giarla
K Milroy
A Cuthbertson
P Grujic (resigned 26 March 2004)

Remuneration of Directors and Executives

Remuneration Policy

Executive Directors and Executives

The Human Resources Committee of the Board of Directors of CSL Limited is responsible for making recommendations to the Board on the remuneration packages of senior executives. However the entire Board reserves responsibility for approving remuneration for senior executives, the Managing Director and non-executive directors and setting the terms of employment of the Managing Director. Where appropriate, the Human Resources Committee consider independent advice in setting remuneration levels.

Executives' remuneration packages are made up of fixed and performance-linked components. Base executive remuneration is a salary fixed at a level competitive with market rates. In addition, executives may be awarded an incentive payment based on their individual performance, the performance of their division (where applicable) and the performance of the CSL Group during the preceding financial year. Incentive payments and salary increases are determined at the completion of annual performance management reviews, and derive directly from the results of that process. Incentive payments are calculated by reference to performance objectives and assessment criteria set as part of the Company's Performance Management System. Executive directors and executives are also entitled to an incentive payment based on the successful integration of the Aventis Behring group into the consolidated entity in 2005 and 2006.

All executive directors and executives are eligible to participate in the Performance Rights Plan. The Plan, which was approved by shareholders at the 2003 annual general meeting, provides long term incentives for executives. The Performance Rights Plan which includes vesting conditions and performance hurdles complements the Company's existing Senior Executive Share Ownership Plan (SESOP II).

Some executive directors and executives also have long term incentives issued under SESOP II. Options issued under SESOP II are subject to vesting periods, and their vesting is dependent upon the relevant individual and the company meeting pre-determined performance hurdles. As mentioned earlier, SESOP II has been largely replaced by the Performance Rights Plan.

All executive directors and executives have ongoing service agreements with no specific terms. As part of their employment agreement, Dr B A McNamee, A M Cipa, P Turner, C Armit, P Bordonaro, P Turvey and A Cuthbertson are entitled to a payment of termination benefits on early termination by the employer, other than for gross misconduct, equal to 12 months of their base salary and superannuation.

Non-Executives Directors

The Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,000,000. Increases to this sum must be approved by shareholders at a general meeting. Non-executive directors are not entitled to performance based bonuses or share options. Instead, under the Non-Executive Directors' Share Plan (the NED Share Plan) at least 20% of each director's fees are taken in the form of shares in the Company. The NED Share Plan was approved by shareholders at the 2002 annual general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors, or the reimbursement of reasonable expenses incurred by directors, may also be approved by the Board from time to time.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the board, they would receive another 5% of the base allowance for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date.

27 Director and Executive Disclosure (continued)

Cessation of the Chief Executive Officer Memorandum of Understanding
The parent entity entered into a Memorandum of Understanding with Dr B A McNamee dated 16 July 1998 (the MOU). The MOU provided shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee.

The MOU was terminated on 16 October 2003 and replaced by the Performance Rights Plan as approved by the shareholders at the annual general meeting on the same day.

Remuneration of Directors

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation [1] $	$
P H Wade							
2004	**210,000**	-	-	**18,900**	-	-	**228,900**
2003	200,000	-	-	18,000	-	-	218,000
Dr B A McNamee							
2004	**947,207**	**482,500**	**79,635**	**44,254**	-	**65,522**	**1,619,118**
2003	1,060,908	-	42,922	-	-	4,120,209	5,224,039
E A Alexander							
2004	**110,000**	-	-	**9,900**	-	-	**119,900**
2003	100,000	-	-	9,000	-	-	109,000
A M Cipa							
2004	**406,552**	**176,000**	**2,645**	**33,448**	-	**132,697**	**751,342**
2003	384,757	73,500	2,474	31,797	-	249,677	742,205
C I R McDonald (retired on 16 October 2003)							
2004	**27,147**	-	-	**2,443**	**322,292**	-	**351,882**
2003	92,500	-	-	8,325	-	-	100,825
I A Renard							
2004	**107,500**	-	-	**9,675**	-	-	**117,175**
2003	92,500	-	-	8,325	-	-	100,825
K J Roberts							
2004	**105,000**	-	-	**9,450**	-	-	**114,450**
2003	95,000	-	-	8,550	-	-	103,550
A C Webster							
2004	**103,750**	-	-	**9,338**	-	-	**113,088**
2003	90,000	-	-	8,100	-	-	98,100
J Akehurst (commenced 1 April 2004)							
2004	**25,000**	-	-	**2,250**	-	-	**27,250**
2003	-	-	-	-	-	-	-
M Renshaw (commenced 20 July 2004)							
2004	-	-	-	-	-	-	-
2003	-	-	-	-	-	-	-
Total Remuneration:							
2004	**2,042,156**	**658,500**	**82,280**	**139,658**	**322,292**	**198,219**	**3,443,105**
2003	2,115,665	73,500	45,396	92,097	-	4,369,886	6,696,544

[1]The executive directors equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.
The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive directors remuneration in prior years using the grant date basis of measurement.

27 Director and Executive Disclosure (continued)

Remuneration of Specified Executives

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation [1] $	$
P Turner							
2004	**745,385**	**403,056**	**-**	**40,823**	**-**	**286,897**	**1,476,161**
2003	740,353	-	6,345	28,344	-	456,017	1,231,059
T Giarla							
2004	**384,809**	**182,252**	**34,307**	**15,421**	**-**	**169,800**	**786,589**
2003	392,284	187,521	-	15,586	-	131,572	726,963
C Armit							
2004	**369,544**	**160,000**	**-**	**28,800**	**-**	**238,850**	**797,194**
2003	359,019	97,500	-	28,080	-	493,046	977,645
P Bordonaro							
2004	**324,883**	**105,900**	**23,647**	**27,512**	**-**	**111,117**	**593,059**
2003	283,649	50,400	24,251	24,366	-	249,705	632,371
K Milroy							
2004	**263,063**	**145,801**	**19,425**	**32,935**	**-**	**166,928**	**628,152**
2003	157,345	36,750	17,521	26,441		128,425	366,482
A Cuthbertson							
2004	**290,000**	**72,500**	**10,987**	**-**	**-**	**201,017**	**574,504**
2003	244,798	27,700	10,703	21,499	-	260,374	565,074
P Turvey							
2004	**295,392**	**101,100**	**20,558**	**40,440**		**179,448**	**636,938**
2003	291,989	62,400	18,573	37,440	-	273,630	684,032
P Grujic (resigned 26 March 2004)							
2004	**707,708**	**-**	**-**	**20,500**		**215,456**	**943,664**
2003	496,029	111,366	4,902	20,500	-	177,346	810,143
Total Remuneration:							
2004	**3,380,784**	**1,170,609**	**108,924**	**206,431**	**-**	**1,569,513**	**6,436,261**
2003	2,965,466	573,637	82,295	202,256	-	2,170,115	5,993,769

[1] The specified executives equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.
The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the specified executives remuneration in prior years using the grant date basis of measurement.

Remuneration - Performance Rights

During the financial year performance rights were granted as equity compensation benefits to certain specified directors and executives as disclosed below. The performance rights were issued for no consideration. Each right entitles the holder to subscribe for one fully paid ordinary share in the entity for either Nil or monetary consideration not exceeding $1.00 per share (or such other amount as is determined by the Board from time to time).

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.
If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

27 Director and Executive Disclosure (continued)

Remuneration - Performance Rights (continued)

The table below provides details of movements in Performance Rights:

	Opening Balance at 1 July 2003	Number Granted	Balance at June 2004	Grant Date	Number Lapsed	Terms and Conditions for each Grant: Value per Right at Grant date	First Exercise Date	Last Exercise Date
Directors								
Dr B A McNamee	-	30,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		40,000	70,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
A M Cipa	-	20,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		20,000	40,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
Specified Executives								
P Turner	-	12,600		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		12,200	24,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
C Armit	-	8,400	8,400	27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
P Bordonaro	-	14,800		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		6,000	20,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
K Milroy	-	5,800	5,800	31-Mar-2004	-	$14.34	27-Oct-2010	31-Mar-2011
A Cuthbertson	-	6,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		5,000	11,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
P Turvey	-	7,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		10,000	17,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
		198,000	198,000		-			

No performance rights were exercised or lapsed during the year. As at 30 June 2004, no performance rights had vested.

Remuneration - SESOP II

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

During the financial year options were granted as equity compensation benefits to certain specified directors and executives as disclosed below.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised.The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

	Opening Balance 1 July 2003	During the year: Granted [1]	Exercised	Lapsed	Balance at 30 June 2004	Vested [2]
Directors						
Dr B A McNamee	100,000	-	-	-	100,000	100,000
A M Cipa	100,954	-	-	-	100,954	85,954
Specified Executives						
P Turner	185,192	-	-	-	185,192	90,192
T Giarla	135,000	45,000	(40,500)	-	139,500	63,000
C Armit	250,000	-	-	-	250,000	160,000
P Bordonaro	101,000	-	-	-	101,000	86,000
K Milroy	49,000	35,000	-	-	84,000	35,000
A Cuthbertson	135,000	-	-	-	135,000	48,000
P Turvey	115,924	-	-	-	115,924	65,924
P Grujic	85,000	35,000	(70,000)	(50,000)	-	-
	1,257,070	115,000	(110,500)	(50,000)	1,211,570	734,070

[1] These SESOP II options were granted on 1 July 2003 and have been valued using the Binomial Model option valuation methodology at $4.58 per option. The exercise price of the options is $12.19 and the first and last exercise dates are 1 July 2006 and 1 July 2010 respectively.

[2] The amount of options vested at balance date are all exercisable.

27 Director and Executive Disclosure (continued)

Shares issued on exercise of equity based remuneration

During the financial year, the following shares were issued on the exercise of equity based remuneration:

	Number of shares	Paid $ per share	Unpaid $ per share
Specified Executives			
T Giarla	40,500	$13.23	-
P Grujic	35,000	$13.23	-
P Grujic	35,000	$12.19	-
	110,500		

Shareholdings of Specified Directors and Executives in CSL Limited

Details of shareholdings of specified directors and executives are as follows:

	Opening Balance 1 July 2003	During the year: On Exercise of Options	Net Change Other	Balance at 30 June 2004
Directors				
Dr B A McNamee	770,333	-	318	770,651
A M Cipa	8,000	-	468	8,468
P H Wade	18,427	-	10,063	28,490
E A Alexander	3,897	-	1,318	5,215
K J Roberts	3,564	-	1,308	4,872
I A Renard	3,962	-	1,380	5,342
A C Webster	6,568	-	1,308	7,876
C I R McDonald	40,564	-	530	41,094
J Akehurst	-	-	2,500	2,500
Specified Executives				
P Turner	12,242		(10,192)	2,050
T Giarla	-	40,500	-	40,500
C Armit	252	-	462	714
P Bordonaro	36,760	-	-	36,760
K Milroy	30,272	-	1,032	31,304
A Cuthbertson	30,061	-	318	30,379
P Turvey	30,272	-	462	30,734
P Grujic	14,000	70,000	(70,000)	14,000
	1,009,174	110,500	(58,725)	1,060,949

Loans to Directors and Specified Executives

Details of the aggregate of loans to directors and specified executives are as follows:

	Opening Balance $000	Interest Charged $000	Interest not charged $000	Balance at 30 June 2004 $000	Number in group 30 June 2004
Directors					
2004	1,893	51	133	1,882	2
2003	86	1	46	1,893	2
Specified Executives					
2004	1,587	28	137	1,930	6
2003	658	22	104	1,587	7
Total Directors and Specified Executives					
2004	3,480	79	270	3,812	8
2003	744	23	150	3,480	9

27 Director and Executive Disclosure (continued)

Loans to Directors and Specified Executives (continued)

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Opening Balance $000	Interest Charged $000	Interest not charged $000	Balance at 30 June 2004 $000	Highest owing in period
Directors					
Dr B A McNamee	1,844	50	130	1,834	1,844
Specified Executives					
P Turner	110	-	-	-	110
T Giarla	-	4	34	536	536
P Bordonaro	462	9	33	462	462
K Milroy	381	8	27	381	381
A Cuthbertson	163	-	11	155	163
P Turvey	397	8	28	397	397

Terms and Conditions

Loans to directors and executives relating to SESOP (refer to Note 29(b)) are interest free. Loans to directors and executives relating to SESOP II are charged interest at a concessional average rate of 2%. The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and executives and their related entities, have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

Provision of legal services by Allens Arthur Robinson, a firm to which I A Renard is a consultant, to a value of $1,163,040 (2003:$817,400).

The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

28 Related Parties Disclosures

Ultimate Controlling Entity
The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group
The parent entity entered into the following transactions during the year with related parties in the consolidated entity:
- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:
The ownership interests in related parties in the consolidated entity are disclosed in Note 34. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties
During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
29 Employee Benefits				
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	**61,520**	23,522	**14,593**	14,707
Provision for employee benefits - non-current (note 22)	**140,801**	9,777	**9,551**	9,777
	202,321	33,299	**24,144**	24,484
The number of full time equivalents employed at 30 June	**7,565**	3,792	**1,210**	1,410

Employee Option Ownership Schemes
CSL Limited offers to senior employees options over ordinary shares. CSL Limited operates two types of option plans.

Senior Executive Share Ownership Plan (SESOP)
The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

29 Employee Benefits (continued)

Revised Senior Executive Share Ownership Plan (SESOP II)
The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2004:

Grant Date	No. of employees	Opening Balance	During the year: Granted	Exercised	Lapsed	Balance at 30 June 2004	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000	-	-	-	100,000	$8.93	20-Nov-04
SESOP II - 17 March 1998	12	31,000	-	31,000	-	-	$11.45	17-Mar-05
SESOP II - 14 July 1998	11	58,310	-	-	-	58,310	$10.82	14-Jul-05
SESOP II - 13 July 1999	27	519,920	-	127,440	-	392,480	$13.23	13-Jul-06
SESOP II - 16 November 1999	1	85,000	-	-	-	85,000	$20.84	16-Nov-06
SESOP II - 28 February 2000	1	60,000	-	-	-	60,000	$21.01	28-Feb-07
SESOP II - 9 February 2000	1	200,000	-	-	-	200,000	$23.07	09-Feb-07
SESOP II - 2 August 2000	28	764,900	-	-	152,200	612,700	$34.04	02-Aug-07
SESOP II - 20 June 2001	34	791,800	-	-	142,300	649,500	$37.54	20-Jun-08
SESOP II - 21 August 2001	3	90,000	-	-	-	90,000	$49.31	20-Aug-08
SESOP II - 23 August 2001	17	254,400	-	-	56,400	198,000	$37.54	22-Aug-08
SESOP II - 18 October 2001	1	5,000	-	-	-	5,000	$43.51	20-Aug-08
SESOP II - 10 December 2001	3	91,000	-	-	-	91,000	$49.94	09-Dec-08
SESOP II - 28 January 2002	1	20,000	-	-	-	20,000	$47.20	28-Jan-09
SESOP II - 29 April 2002	1	3,000	-	-	3,000	-	$40.41	28-Apr-09
SESOP II - 23 July 2002	49	1,330,800	-	-	239,600	1,091,200	$27.97	23-Jul-09
SESOP II - 16 October 2002	1	30,000	-	-	-	30,000	$20.67	16-Oct-09
SESOP II - 1 July 2003	29	-	571,900	64,300	-	507,600	$12.19	01-Jul-10
Total		4,435,130	571,900	222,740	593,500	4,190,790		

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	28-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	28-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

29 Employee Benefits (continued)

The following table summarises information about options exercised by employees during the year ended 30 June 2003:

Number of Options	Grant Date	Exercise Date	Expiry Date		Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
22,400	13-Jul-1999	02-Jul-2002	13-Jul-2006	$	13.23	$296,352	22,400	05-Jul-2002	$31.21
31,400	17-Mar-1998	25-Aug-2002	17-Mar-2005	$	11.45	$359,530	31,400	28-Aug-2002	$23.08
18,694	14-Jul-1998	25-Aug-2002	14-Jul-2005	$	10.82	$202,269	18,694	28-Aug-2002	$23.08
189,480	13-Jul-1999	25-Aug-2002	13-Jul-2006	$	13.23	$2,506,820	189,480	28-Aug-2002	$23.08
13,500	13-Jul-1999	07-Sep-2002	13-Jul-2006	$	13.23	$178,605	13,500	10-Sep-2002	$21.75
14,000	17-Mar-1998	21-Sep-2002	17-Mar-2005	$	11.45	$160,300	14,000	24-Sep-2002	$22.03
3,002	14-Jul-1998	21-Sep-2002	14-Jul-2005	$	10.82	$32,482	3,002	24-Sep-2002	$22.03
40,860	13-Jul-1999	21-Sep-2002	13-Jul-2006	$	13.23	$540,578	40,860	24-Sep-2002	$22.03
16,000	17-Mar-1998	12-Nov-2002	17-Mar-2005	$	11.45	$183,200	16,000	15-Nov-2002	$17.90
34,618	14-Jul-1998	12-Nov-2002	14-Jul-2005	$	10.82	$374,567	34,618	15-Nov-2002	$17.90
67,260	13-Jul-1999	12-Nov-2002	13-Jul-2006	$	13.23	$889,850	67,260	15-Nov-2002	$17.90
21,300	13-Jul-1999	24-Dec-2002	13-Jul-2006	$	13.23	$281,799	21,300	27-Dec-2002	$21.70
530,333	Various	22-Feb-2003	Various	$	0.01	$5,303	530,333	25-Feb-2003	$13.51
17,130	13-Jul-1999	23-May-2003	13-Jul-2006	$	13.23	$226,630	17,130	26-May-2003	$12.02
200,000	20-Nov-1997	23-May-2003	20-Nov-1994	$	8.93	$1,786,000	200,000	26-May-2003	$12.02
1,219,977						$8,024,285	1,219,977		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2004:

	Performance Rights							
	Opening	During the year:			Balance at	Exercise	Vesting	Expiry
Grant Date	Balance	Granted	Exercised	Lapsed	30 June 2004	Price	Date	Date
16-Oct-2003	-	50,000	-	-	50,000	Nil	30-Sep-2006	16-Oct-2010
27-Oct-2003	-	169,200	-	(16,200)	153,000	Nil	30-Sep-2006	27-Oct-2010
31-Mar-2004	-	192,300	-	-	192,300	Nil	31-Mar-2007	31-Mar-2011
	-	411,500	-	(16,200)	395,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

30 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

Actuarial assessments for these defined benefit plans are made at no more than three yearly intervals.

The consolidated entity's defined benefit plans are as follows:-

Name of the plan	Type	Date of last assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit and Accumulated	30 June 2004	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Modified Defined Benefit	31 March 2004	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Supplemental Exec Retirement Plan (SERP)	Defined Benefit	31 March 2004	(c)
ZLB Behring GmbH Pension Plan (Germany)	Defined Benefit	30 June 2004	(d)
ZLB Behring UK Pension Fund (UK)	Defined Benefit	31 December 2003	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia $000	Switzerland $000	US PP $000	US UPP $000	SERP $000	Germany $000	UK $000	Total $000
Net market value of plan assets	68,873	193,103	65,499	50,931	-	-	3,170	381,576
Accrued benefits	(68,300)	(182,633)	(97,192)	(62,208)	(10,387)	(59,921)	(4,208)	(484,849)
	573	10,470	(31,693)	(11,277)	(10,387)	(59,921)	(1,038)	(103,273)
Amounts provided on acquisition (f)	-	-	31,693	11,277	10,387	60,232	1,038	114,627
Excess of plan assets and amounts provided on acquisition over accrued benefits	573	10,470	-	-	-	311	-	11,354
Vested benefits	68,300	169,481	51,850	60,057	10,387	53,357	2,470	415,902

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Paul Shallue, BSc , FIAA of Mellon Human Resources and Investor Solution on 30 June 2004.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Marc Andre Rothlisberger, Qualified Pension Actuary and Dr Oliver Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 31 March 2004.

(c) The actuarial assessments of the ZLB Behring Pension Plan, ZLB Behring Union Pension Plan and ZLB Behring Supplemental Executive Retirement Plan were performed by Thomas Billone, ASA and Christopher Chinici, EA of Mellon Human Resources and Investor Solutions on 31 March 2004.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan was performed by Matthias Grünzig, certified actuary of Höchster Versicherungsservice GmbH on 30 June 2004.

(e) The actuarial assessment of the ZLB Behring UK Pension Fund was performed by Graham Cook, BSc, FFA of Entegria Limited on 31 December 2003.

(f) A payment was made prior to year end to fully fund the ZLB Behring Supplemental Executive Retirement Plan (SERP). The remaining plans provided on acquisition are included in Non-Current Employee Benefits.

	Consolidated Entity **2004** $	Consolidated Entity 2003 $	Parent Entity **2004** $	Parent Entity 2003 $
31 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
- Ernst & Young	**608,000**	329,500	**608,000**	329,500
- Ernst & Young related practices	**2,352,576**	755,500	**-**	-
	2,960,576	1,085,000	**608,000**	329,500
Amounts received, or due and receivable, for other services in relation to the parent entity and its controlled entities by				
- Ernst & Young [1]	**326,200**	-	**326,200**	-
- Ernst & Young related practices [2]	**4,851,940**	550,817	**-**	-
	5,178,140	550,817	**326,200**	-
Total remuneration	**8,138,716**	1,635,817	**934,200**	329,500

[1] Includes financial due diligence work on the Aventis Behring acquisition, IAS Implementation advice and other compliance audits.

[2] Financial due diligence work on the Aventis Behring acquisition.

32 Commitments

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Capital Commitments				
Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**32,295**	11,042	**9,985**	2,552
Later than one year but not later than five years	**446**	-	**-**	-
	32,741	11,042	**9,985**	2,552
Lease Commitments				
(i) *Operating Leases*				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**29,436**	10,725	**1,378**	1,673
Later than one year but not later than five years	**62,062**	21,175	**1,176**	1,561
Later than five years	**69,836**	59,901	**158**	-
	161,334	91,801	**2,712**	3,234
Representing				
Non-cancellable operating leases	**161,334**	91,801	**2,712**	3,234

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
(ii) *Finance Leases*				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**1,912**	-	**-**	-
Later than one year but not later than five years	**7,575**	-	**-**	-
Later than five years	**37,877**	-	**-**	-
Total minimum lease payments	**47,364**	-	**-**	-
- future finance charges	**(2,162)**	-	**-**	-
- lease liability	**45,202**	-	**-**	-
- current liability	**2,028**	-	**-**	-
- non-current liability	**43,174**	-	**-**	-
	45,202	-	**-**	-
(iii) *Total Lease Liability*				
Total lease liability accrued for:				
Current				
- surplus lease space	**5,353**	-	**-**	-
- finance leases	**2,028**	-	**-**	-
	7,381	-	**-**	-
Non-Current				
- surplus lease space	**9,149**	-	**-**	-
- finance leases	**43,174**	-	**-**	-
	52,323	-	**-**	-
	59,704	-	**-**	-

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000

33 Contingent Assets and Liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Parent entity guarantee of controlled entity borrowings	**-**	-	**638,349**	583,958
Bank guarantees	**22,298**	5,524	**6,006**	5,524
	22,298	5,524	**644,355**	589,482

As explained in Note 34, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
These contingent liabilities amount to:	**4,739**	4,099	**3,363**	2,896

Contingent consideration on acquisitions

On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst. The consideration included an earn out agreement entitling Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK to further payments if certain performance targets are met at the end of 30 June 2005 reporting period. The maximum contingent liability payable under this earn out agreement is CHF 90 million (AUD $100 million).

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

34 Controlled Entities

	Country of incorporation	Percentage Owned 2004 %	2003 %	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	**100**	100	
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(c)
Iscotec AB	Sweden	**100**	100	(c)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Denmark ApS	Denmark	**100**	100	(c)
ZLB Behring AG	Switzerland	**100**	100	(c)
ZLB GmbH	Germany	**100**	100	(c)
CSL UK Holdings Limited	England	**100**	100	(c)
JRH Biosciences Limited	England	**100**	100	(c)
ZLB Bioplasma UK Limited	England	**100**	100	(c)
ZLB Bioplasma Belgium sprl	Belgium	**100**	100	(c)
ZLB Bioplasma Italy srl	Italy	**100**	100	(c)
CSL US Inc	USA	**100**	100	(c)
JRH Biosciences Inc	USA	**100**	100	(c)
Biocor Animal Health Inc	USA	**-**	100	(c) (f)
ZLB Bioplasma Inc	USA	**100**	100	(c)
ZLB Holdings Inc	USA	**100**	-	(a) (c)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	-	(a) (c)
ZLB Behring LLC	USA	**100**	-	(b) (c)
ZLB Behring Sales Force Inc.	USA	**100**	-	(b) (c)
ZLB Bio-Services Inc.	USA	**100**	-	(b) (c)
ZLB Behring Canada Inc.	Canada	**100**	-	(b) (c)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	-	(b) (c)
ZLB Behring KK	Japan	**100**	-	(b) (c)
Aventis Behring S.A. de C.V.	Mexico	**100**	-	(b) (c) (d)
ZLB Behring S.A.	France	**100**	-	(b) (c)
ZLB Behring Pharma GmbH	Germany	**100**	-	(b) (c)
Aventis Behring Hispaniola S.A.	Dominican Republic	**100**	-	(b) (e)
Aventis Behring Foundation for Research and Advancement of Patient Health	USA	**100**	-	(b) (c) (d)
ZLB Behring Verwaltungs GmbH	Germany	**100**	-	(a) (c)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	**100**	-	(c)
ZLB Plasma Services GmbH	Germany	**100**	-	(b) (c)
ZLB Behring GmbH	Germany	**100**	-	(b) (c)
Aventis Behring AG	Switzerland	**100**	-	(b) (c) (d)
Aventis Behring GmbH	Austria	**100**	-	(b) (c) (d)
ZLB Behring S.A.	Spain	**100**	-	(b) (c)
ZLB Behring A.B.	Sweden	**100**	-	(b) (c)
ZLB Behring S.p.A.	Italy	**100**	-	(b) (c)
ZLB Behring N.V.	Belgium	**100**	-	(b) (c)
ZLB Behring Lda	Portugal	**100**	-	(b) (c)
ZLB Behring MEPE	Greece	**100**	-	(b) (c)
ZLB Behring Asia Pacific Limited	Hong Kong	**100**	-	(b) (c)
ZLB Behring S.A.	Argentina	**100**	-	(b) (c)
ZLB Behring Holdings Ltd.	England	**100**	-	(b) (c)
ZLB Behring UK Ltd.	England	**100**	-	(b) (c)

(a) ZLB Bioplasma (Hong Kong) Limited was incorporated in December 2003 with the other entities incorporated in March 2004.
(b) On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH.
(c) Audited by affiliates of the parent entity auditors.
(d) These entities are in the process of having their legal company name changed.
(e) This entity is in the process of being dissolved.
(f) Biocor Animal Health Inc. was sold on 26 March 2004.

34 Controlled Entities (continued)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd is as follows:

Statement of Financial Performance	**2004**	2003
	$000	$000
Sales revenue	**452,475**	476,123
Cost of sales	**253,290**	250,330
Gross profit	**199,185**	225,793
Other revenues	**134,159**	62,364
Research and development expenses	**46,856**	50,434
Selling and marketing expenses	**45,068**	48,532
General and administration expenses	**42,804**	36,980
Borrowing costs	**19,444**	11,175
Carrying amount of net assets of discontinued operations sold	**24,920**	-
Profit from ordinary activities before income tax expense	**154,252**	141,036
Income tax expense relating to ordinary activities	**35,753**	37,397
Profit from ordinary activities after income tax expense	**118,499**	103,639
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	**401,609**	317,492
Net profit	**118,499**	103,639
Adjustment arising from adoption of revised accounting standard	**-**	34,569
Transfer from reserves	**-**	-
Dividends provided for or paid	**(58,703)**	(54,091)
Retained profits at the end of the financial year	**461,405**	401,609
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**12,561**	40,736
Receivables	**63,631**	67,554
Inventories	**93,753**	93,024
Other	**3,894**	1,502
Total Current Assets	**173,839**	202,816
NON-CURRENT ASSETS		
Receivables	**653,387**	630,637
Other financial assets	**1,534,091**	844,907
Property, plant and equipment	**259,993**	264,907
Deferred tax assets	**10,233**	10,756
Intangibles	**20,000**	20,000
Total Non-Current Assets	**2,477,704**	1,771,207
TOTAL ASSETS	**2,651,543**	1,974,023
CURRENT LIABILITIES		
Payables	**57,938**	60,552
Interest bearing liabilities	**-**	611
Tax liabilities	**16,219**	11,109
Provisions	**15,622**	15,301
Total Current Liabilities	**89,779**	87,573
NON-CURRENT LIABILITIES		
Payables	**34,941**	33,442
Interest bearing liabilities	**489,681**	439,930
Deferred tax liabilities	**29,943**	26,748
Provisions	**20,712**	25,630
Total Non-Current Liabilities	**575,277**	525,750
TOTAL LIABILITIES	**665,056**	613,323
NET ASSETS	**1,986,487**	1,360,700
EQUITY		
Contributed equity	**1,502,417**	936,430
Reserves	**22,665**	22,661
Retained profits	**461,405**	401,609
TOTAL EQUITY	**1,986,487**	1,360,700

35 Statement of Cash Flows

Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	**112,478**	83,466	**12,700**	40,736
Cash deposits	5	**2,418**	-	**-**	-
Bank overdrafts	16	**(4,553)**	(611)	**-**	-
		110,343	82,855	**12,700**	40,736

(ii) Non-Cash Financing and Investing Activities
On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Profit from ordinary activities after tax	**219,625**	70,423	**120,340**	69,517
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	**129,995**	119,796	**31,977**	31,465
Loss/(profit) on sale of property, plant and equipment	**2,584**	(87)	**1,034**	19
Amortisation of borrowing costs	**974**	661	**-**	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
Decrease in receivables	**55,773**	8,047	**16,437**	574
Increase in inventories	**(33,268)**	(84,534)	**(7,882)**	(8,649)
Increase in prepayments	**(20,869)**	(142)	**(2,392)**	(437)
(Increase)/decrease in tax assets	**(18,651)**	(6,113)	**668**	(1,342)
Increase/(decrease) in payables	**(13,791)**	5,190	**(6,562)**	(8,718)
Decrease in provisions	**(20,924)**	(5,766)	**(5,271)**	(3,980)
Increase in tax liabilities	**7,892**	8,040	**10,043**	9,600
	309,340	115,515	**158,392**	88,049
Less: Profit on sale of Animal Health business unit	**102,346**	-	**75,189**	-
Net cash inflow from operating activities	**206,994**	115,515	**83,203**	88,049

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			**Parent Entity**		
	Accessible	**Drawn down**	**Unused**	**Accessible**	**Drawn down**	**Unused**
June 2004	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**
Bank overdraft facility (b), (d)	**9,140**	**4,553**	**4,587**	**4,587**	**-**	**4,587**
Bank loan facilities (a), (d)	**758,906**	**237,535**	**521,371**	**-**	**-**	**-**
Total financing facilities (c)	**768,046**	**242,088**	**525,958**	**4,587**	**-**	**4,587**

	Consolidated Entity			Parent Entity		
	Accessible	Drawn down	Unused	Accessible	Drawn down	Unused
June 2003	$000	$000	$000	$000	$000	$000
Bank overdraft facility (b), (d)	5,235	611	4,624	4,624	-	4,624
Bank loan facilities (a), (d)	404,374	177,719	226,655	-	-	-
Total financing facilities (c)	409,609	178,330	231,279	4,624	-	4,624

(a) Drawn facilities expire in March 2007 and March 2009.
(b) No specific expiry date.
(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.
(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

35 Statement of Cash Flows (continued)

Disposal of Controlled Entities and Businesses

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc. Details of the disposal are included in Note 37.

36 Acquisition of Controlled Entities and Businesses

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).
The operating results of the newly controlled consolidated entity have been included in the consolidated statement of financial performance from the date of acquisition.

The prior year comparative relates to the acquisition of the serum business of By-Prod Corporation and the Siris Group on 14 February 2003 for consideration of AUD $23.7 million.

			Consolidated Entity	
		2004	**2004**	2003
		USD'000 [1]	**$000**	$000
Consideration				
Cash		**607,019**	**807,528**	16,222
Deferred Consideration [2]		**110,912**	**146,515**	7,463
Total consideration		**717,931**	**954,043**	23,685
Fair value of net assets of consolidated entities acquired				
Current Assets	Cash	**26,081**	**34,658**	-
	Receivables	**289,906**	**385,250**	3,205
	Inventories	**805,079**	**1,069,853**	6,548
	Other	**5,992**	**7,962**	386
Non-current assets	Receivables	**1,428**	**1,897**	-
	Other financial assets	**1,487**	**1,976**	-
	Property, plant and equipment	**353,985**	**470,403**	1,266
	Deferred tax assets	**28,434**	**37,784**	-
Current liabilities	Payables	**(191,782)**	**(254,855)**	(1,094)
	Interest-bearing liabilities	**(6,657)**	**(8,847)**	-
	Provisions - Employee entitlements	**(24,680)**	**(32,798)**	-
	Provisions - Other	**(14,642)**	**(19,457)**	(422)
	Provision for restructuring (note 18)	**(86,811)**	**(115,360)**	-
Non-current liabilities	Interest-bearing liabilities	**(36,120)**	**(47,999)**	-
	Deferred tax liabilities	**(34,987)**	**(46,493)**	-
	Provisions - Employee entitlements	**(91,918)**	**(122,147)**	-
	Provisions - Other	**(11,278)**	**(14,987)**	-
		1,013,517	**1,346,840**	9,889
Discount on Acquisition		**(295,586)**	**(392,797)**	-
Goodwill		**-**	**-**	13,796
Total consideration		**717,931**	**954,043**	23,685
Outflow of cash to acquire consolidated entities and business				
Cash consideration		**607,019**	**807,528**	16,222
Cash acquired		**(26,081)**	**(34,658)**	-
		580,938	**772,870**	16,222

[1] US dollar figures have been included for illustrative purposes.

[2] The deferred consideration represents the present value of the remaining consideration payable.

Contingent consideration

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

37 Discontinued Operation

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business unit was as follows:	Consolidated **2004** **$000**	Parent **2004** **$000**
Net proceeds from the sale of the Animal Health business unit	**161,627**	**100,109**
Written down value of assets sold and liabilities settled	**(59,281)**	**(24,920)**
Net gain on sale before tax	**102,346**	**75,189**
Attributable income tax expense	**(27,035)**	**(17,226)**
Net gain on sale after tax	**75,311**	**57,963**
The carrying amounts of total assets to be disposed of and total liabilities settled were as follows:		
Total Assets	**61,710**	**24,929**
Total Liabilities	**2,429**	**9**
Net Assets	**59,281**	**24,920**

Financial Performance Information

The Animal Health business unit is reported as a separate segment in Note 39 - Segment Information. The financial performance of the business unit for the year ended 30 June 2004 is as follows:

	2004 **$000**
Revenue from ordinary activities	**54,286**
Expenses from ordinary activities	**(49,663)**
Profit from ordinary activities before income tax	**4,623**
Income tax expense relating to ordinary activities	**(374)**
Profit from ordinary activities after income tax	**4,249**

Cash flows during the year

Net cash flows from operating activities	**6,940**
Net cash flows from investing activities	**(594)**
Net cash flows from financing activities	**(4,127)**
Net cash inflows	**2,219**

38 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity **2004** **$000**	2003 $000
Earnings used in calculating basic earnings per share	**219,625**	70,423
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**178,174,322**	159,168,685
Effect of dilutive securities:		
Share options	**680,869**	443,473
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**178,855,191**	159,612,158

Conversions, calls, subscription or issues after 30 June 2004
Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

39 Segment Information

Defined business segments	**Products/services**
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. ZLB Behring is the newly created Group following the acquisition of Aventis Behring and includes the acquired business and the existing ZLB Bioplasma businesses. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma. The 2003 Human Health segment combines Human Health and Plasma Services for comparative purposes.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

39 Segment Information (continued)

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2004							
External sales	1,015,645	389,551	**1,405,196**	**192,466**	**52,534**	**-**	**1,650,196**
Other external revenue	10,099	3,493	**13,592**	**-**	**367**	**-**	**13,959**
Intersegment revenue	11,759	84	**11,843**	**1,043**	**1,385**	**(14,271)**	**-**
Segment revenue	1,037,503	393,128	**1,430,631**	**193,509**	**54,286**	**(14,271)**	**1,664,155**
Unallocated revenue							**9,929**
Proceeds from sale of Animal Health Business Unit							**161,627**
Total revenue							**1,835,711**
Segment earnings	57,140	63,525	**120,665**	**41,194**	**5,170**	**-**	**167,029**
Borrowing costs							**(23,742)**
Unallocated expense net of unallocated revenue							**8,996**
Net Gain from sale of Animal Health Business Unit							**102,346**
Profit from ordinary activities before tax							**254,629**
Income tax expense							**35,004**
Profit from ordinary activities after tax							**219,625**
Segment assets	3,102,409	396,396	**3,498,805**	**160,269**	**-**	**-**	**3,659,074**
Cash assets							**114,896**
Unallocated assets							**101,413**
Total assets							**3,875,383**
Segment liabilities	699,785	67,502	**767,287**	**23,420**	**-**	**-**	**790,707**
Interest bearing liabilities							**848,085**
Provision for dividend							**-**
Unallocated liabilities							**162,549**
Total liabilities							**1,801,341**
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	**64,960**	**13,808**	**594**	**-**	**79,362**
Unallocated acquisitions of property, plant and equipment							**229**
Total acquisitions							**79,591**
Depreciation and amortisation	91,568	30,814	**122,382**	**4,703**	**2,224**	**-**	**129,309**
Unallocated depreciation and amortisation							**686**
Total depreciation and amortisation							**129,995**
Other non-cash expenses	(1,630)	2,008	**378**	**-**	**-**	**(2,962)**	**2,584**

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000		Consolidated $000
External revenues	**570,077**	**875,906**	**389,728**	**-**	**-**	**1,835,711**
Segment assets	**506,040**	**826,826**	**2,542,517**	**-**	**-**	**3,875,383**
Acquisition of property, plant and equipment and intangible assets	**33,111**	**18,343**	**28,137**	**-**	**-**	**79,591**

39 Segment Information (continued)

Business segments	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2003					
External sales	1,067,585	168,055	64,704	-	1,300,344
Other external revenue	·3,059	4,742	47	-	7,848
Intersegment revenue	905	639	-	(1,544)	-
Segment revenue	1,071,549	173,436	64,751	(1,544)	1,308,192
Unallocated revenue					5,015
Total revenue					1,313,207
Segment earnings	85,282	44,452	8,042	-	137,776
Borrowing costs					(34,228)
Unallocated expense net of unallocated revenue					(1,816)
Profit from ordinary activities before tax					101,732
Income tax expense					31,309
Profit from ordinary activities after tax					70,423
Segment assets	1,892,181	122,212	76,429	-	2,090,822
Cash assets					83,466
Unallocated assets					45,250
Total assets					2,219,538
Segment liabilities	205,379	22,303	7,990	-	235,672
Interest bearing liabilities					578,059
Provision for dividend					-
Unallocated liabilities					123,109
Total liabilities					936,840
Other Information					
Purchase of property, plant and equipment and intangible assets	75,994	21,720	10,716	-	108,430
Unallocated acquisitions of property, plant and equipment					911
Total acquisitions					109,341
Depreciation and amortisation	111,094	4,228	2,843	-	118,165
Unallocated depreciation and amortisation					1,631
Total depreciation and amortisation					119,796
Other non-cash expenses	(1,280)	449	1	743	(87)

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	476,846	637,520	198,841		1,313,207
Segment assets	517,029	458,414	1,244,095	-	2,219,538
Acquisition of property, plant and equipment and intangible assets	45,284	37,456	26,601	-	109,341

40 Significant Purchaser

Significant volumes of the parent entity's sales of human pharmaceutical and plasma products are to the Australian Government.

41 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and
- Long term currency swaps are purchased to convert Australian dollar exposure on certain borrowings into Swiss franc exposures. The swaps entitle the consolidated entity to receive an agreed amount of Australian dollars, and oblige it to pay an agreed amount of Swiss francs, at the date of maturity of the swaps.

Interest Rate Risk

The consolidated entity has entered into an interest rate swap contract. The contract is used to convert the variable interest rate of borrowings to fixed interest rates.

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

41 Financial Instruments (continued)

	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years	Non-interest Bearing $000	Total $000	Average Interest Rate %
June 2004							
Financial Assets							
Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
Trade debtors	-	-	-	-	495,909	495,909	
Other debtors	-	-	-	-	37,929	37,929	
Cash deposits	-	2,418	-	-	-	2,418	3.00
Loans to directors and employees	-	-	-	-	6,489	6,489	
Investment in non controlled entities	-	-	-	-	3,421	3,421	
Other financial assets	-	-	-	-	4,802	4,802	
	112,478	2,418	-	-	548,550	663,446	
Financial Liabilities							
Trade creditors	-	-	-	-	232,413	232,413	
Other creditors	-	-	-	-	191,861	191,861	
Swap payable	-	-	-	-	34,228	34,228	
Bank loans	237,535	-	-	-	-	237,535	1.44
Vendor loan	-	-	25,776	-	-	25,776	4.75
Bank overdraft	4,553	-	-	-	-	4,553	0.70
Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
Deferred consideration	-	-	158,146	-	-	158,146	4.35
Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
Interest rate swap*	(134,647)	134,647	-	-	-	-	
	107,441	142,028	236,845	361,771	458,502	1,306,587	
June 2003							
Financial Assets							
Cash at bank and on hand	83,466	-	-	-	-	83,466	2.29
Trade debtors	-	-	-	-	157,499	157,499	
Other debtors	-	-	-	-	13,578	13,578	
Cash deposits	-	-	-	-	-	-	
Loans to directors and employees	-	-	-	-	7,649	7,649	
Investment in non controlled entities	-	-	-	-	2,786	2,786	
	83,466	-	-	-	181,512	264,978	
Financial Liabilities							
Trade creditors	-	-	-	-	110,744	110,744	
Other creditors	-	-	-	-	77,432	77,432	
Swap payable	-	-	-	-	31,571	31,571	
Bank loans	177,719	-	-	-	-	177,719	1.19
Vendor loan	-	-	25,142	-	-	25,142	4.75
Bank overdraft	611	-	-	-	-	611	8.35
Senior Unsecured Notes	-	-	42,808	331,779	-	374,587	5.66
Interest rate swap*	(158,326)	27,776	130,550	-	-	-	
	20,004	27,776	198,500	331,779	219,747	797,806	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

41 Financial Instruments (continued)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2004		2003	
Currency	**2004**	2003	**Buy $000**	**Sell $000**	Buy $000	Sell $000
US dollars						
3 months or less	**0.6903**	0.6647	**79,026**	**(36,144)**	16,541	(10,540)
Pounds sterling						
3 months or less	**0.3805**	0.4029	**730**	**(14,249)**	-	(2,482)
New Zealand dollars						
3 months or less	-	1.1434	-	-	3,061	-
Euro						
3 months or less	**0.5704**	0.5831	**55,347**	**(113,682)**	3,776	-
Swiss francs						
3 months or less	**0.8836**	0.9087	**7,922**	**(237,221)**	47,111	(198,854)
3 to 12 months	**1.0003**	1.0003	-	**(210,000)**	-	(25,000)
1 to 2 years	-	1.0003	-	-	-	(235,000)
			7,922	**(447,221)**	47,111	(458,854)
Hungarian Florint						
3 months or less	**144.7800**	-	-	**(179)**	-	-
Japanese Yen						
3 months or less	**74.9200**	-	-	**(17,722)**	-	-
Swedish Kroner						
3 months or less	**5.1896**	-	-	**(4,893)**	-	-
Mexican Peso						
3 months or less	**7.9418**	-	-	**(8,978)**	-	-
Brazilian Real						
3 months or less	**2.2561**	-	-	**(3,914)**	-	-
Australian dollars						
3 months or less	**0.8254**	0.8914	**296,249**	**(2,292)**	198,854	(57,467)
3 to 12 months	**1.0003**	1.0003	**210,000**	-	25,000	-
1 to 2 years	-	1.0003	-	-	235,000	-
			506,249	**(2,292)**	458,854	(57,467)
			649,274	**(649,274)**	529,343	(529,343)

41 Financial Instruments (continued)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summaries the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust $ $000	US $ $000	Swiss francs $000	Euro $000	Other $000	Total $000
June 2004						
Financial Assets						
Cash assets	**12,189**	**56,705**	**3,027**	**27,587**	**15,388**	**114,896**
Trade debtors	**32,237**	**162,838**	**5,010**	**253,118**	**42,706**	**495,909**
Other debtors	**8,683**	**22,002**	**3,181**	**1,444**	**2,619**	**37,929**
Employee loans	**6,261**	**-**	**-**	**200**	**28**	**6,489**
Investment in non controlled entities	**3,421**	**-**	**-**	**-**	**-**	**3,421**
Other financial assets	**-**	**-**	**-**	**894**	**3,908**	**4,802**
	62,791	**241,545**	**11,218**	**283,243**	**64,649**	**663,446**
Financial Liabilities						
Trade creditors	**22,344**	**95,181**	**15,237**	**87,276**	**12,375**	**232,413**
Other creditors	**26,457**	**80,190**	**11,432**	**65,181**	**8,601**	**191,861**
Swap payable	**-**	**-**	**34,228**	**-**	**-**	**34,228**
Bank loans	**151**	**-**	**183,297**	**52,724**	**1,363**	**237,535**
Vendor loan	**-**	**-**	**25,776**	**-**	**-**	**25,776**
Deferred consideration	**-**	**158,146**	**-**	**-**	**-**	**158,146**
Senior Unsecured Notes	**-**	**362,371**	**-**	**-**	**-**	**362,371**
Surplus lease space	**-**	**14,502**	**-**	**-**	**-**	**14,502**
Lease liabilities	**-**	**-**	**-**	**44,004**	**1,198**	**45,202**
Bank overdrafts	**-**	**4,553**	**-**	**-**	**-**	**4,553**
	48,952	**714,943**	**269,970**	**249,185**	**23,537**	**1,306,587**
June 2003						
Financial Assets						
Cash assets	39,705	26,993	7,396	5,610	3,762	83,466
Trade debtors	54,644	81,916	2,370	10,661	7,908	157,499
Other debtors	5,990	1,416	5,183	685	304	13,578
Employee loans	7,649	-	-	-	-	7,649
Investment in non controlled entities	2,786	-	-	-	-	2,786
	110,774	110,325	14,949	16,956	11,974	264,978
Financial Liabilities						
Trade creditors	17,774	45,022	16,129	29,125	2,694	110,744
Other creditors	31,725	15,643	25,897	3,031	1,136	77,432
Swap payable	-	-	31,571	-	-	31,571
Bank loans	-	-	177,719	-	-	177,719
Vendor loan	-	-	25,142	-	-	25,142
Senior Unsecured Notes	-	374,587	-	-	-	374,587
Bank overdrafts	611	-	-	-	-	611
	50,110	435,252	276,458	32,156	3,830	797,806

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

41 Financial Instruments (continued)

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	2004 $000	2003 $000
Australia	**57,814**	98,759
USA	**221,827**	98,849
Europe	**335,828**	51,752
Other	**47,977**	15,618
	663,446	264,978

Concentration of credit risk on financial assets is indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

Customer/Industry Classification	%	%
State and Federal Government	**15**	16
Financial Institutions	**12**	27
Other	**73**	57

Net Fair Values of Financial Assets and Liabilities

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below. Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2004		2003	
	Carrying amount $000	Fair value $000	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	**3,421**	**3,421**	2,786	2,786
Other financial assets	**4,802**	**4,802**	-	-
Loans to specified directors	**1,882**	**1,882**	1,893	1,893
Loans to specified executives	**1,930**	**1,930**	1,587	1,587
Loans to other employees	**2,677**	**2,677**	4,169	4,169
Financial Liabilities				
Short term debt	**7,944**	**7,944**	611	611
Long term debt	**641,717**	**641,717**	552,306	552,306
Deferred consideration	**158,146**	**158,146**	-	-
Surplus lease space	**14,502**	**14,502**	-	-
Swap payable	**34,228**	**30,062**	31,571	22,428
Vendor loans	**25,776**	**25,776**	25,142	25,142
Derivatives				
Interest rate swaps	**-**	**(4,777)**	-	(14,215)

42 Adoption of International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (IFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with IFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of IFRS require that entities restate their comparative financial statements using all Australian equivalents of IFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening IFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under IFRS will not be reported in the financial statements until 31 December 2005, being the first half year reported in compliance with IFRS.

The CSL Group established a formal IFRS Steering Committee in 2003 to plan and manage the convergence to IFRS, monitor the developments in IFRS and ensure it is prepared to report under IFRS in accordance with the timetable outlined above. The IFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director, and reports to the Audit and Risk Management Committee on the progress towards transition. As a part of the project for the implementation of IFRS, the IFRS Steering Committee set-up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to IFRS. In addition, a dedicated resource for the project was employed during the year.

The project has been separated into four phases - Impact analysis, design and planning, solution development and implementation. The impact analysis and design and planning phases are largely completed and work has begun on the solution development and implementation phases. Internal training on IFRS has already been conducted for several subsidiaries and divisions in Australia, New Zealand and the USA.

Set out below are the key areas where accounting policies will change and may have an impact on the financial statements of the CSL Group. It should be noted that at this stage the CSL Group has not fully quantified the impacts of each area on the financial statements.

The key areas are as follows:

Goodwill

Under AASB 3 Business Combinations, goodwill acquired in a business combination will not be amortised. Instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units.
This will result in a change to the current accounting policy, under which goodwill is both amortised on a straight line basis over the period during which the benefits are expected to arise, and not exceeding 20 years, and subject to a recoverable amounts review.

Employee Benefits

The CSL Group does not currently recognise an asset or liability for the net position of the defined benefit schemes it sponsors, except for the recognition of any net liabilities on acquisition of controlled entities.
Under AASB 119 Employee Benefits the CSL Group will be required to recognise the net position of each scheme based on actuarial valuations on the statement of financial position. The initial adjustment on transition will be recognised through retained earnings and subsequent adjustments will be to the statement of financial performance.

Share-based Payments

The CSL Group currently does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 29). Under AASB 2 Share-based Payments, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which has not vested as at 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date.

Income Taxes

Under AASB 112 Income Taxes a new method of accounting for income taxes, known as the "balance sheet liability method", will be adopted, replacing the current "tax effect income statement" approach used by the CSL Group. The new method recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. Adoption of this new method may result in increased deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised directly in equity.

Government Grants

Where government grants are provided for the acquisition or construction of a long-term asset, AASB 120 Accounting for Government Grants and Disclosure of Government Assistance requires the amount of the grant to be recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated. Under current Australian Accounting Standards, such grants are recognised immediately as revenue.

Hedging and financial Instruments

AASB 139 Financial Instruments: Recognition and Measurement is required to be adopted by the CSL Group prospectively from 1 July 2005. This standard requires all financial instruments to be recognised in the statement of financial position and all derivatives and most financial assets to be carried at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting accounting and may result in amounts recognised in the statement of financial performance, which had not been recognised previously.

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2004, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst (appointed March 2004)
Miss E A Alexander, AM
Mr A M Cipa
Mr C I R McDonald (retired October 2003)
Mr I A Renard
Mr M A Renshaw (appointed July 2004)
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2004 in the shares, options and performance rights of the Company were:

CSL Limited

	Ordinary Shares	Share Options	Performance Rights
P H Wade	28,490		
B A McNamee	770,651	100,000	70,000
J Akehurst	2,500		
E A Alexander	5,215		
A M Cipa	8,468	100,954	40,000
I A Renard	5,342		
K J Roberts	4,872		
A C Webster	7,876		

3. Directors' Interests in Contracts

Particulars of directors' interests in contracts are to be found in Note 27 of the financial statements. This Report also sets out particulars of the Deed of Access, Indemnity and Insurance entered into by the Company with each director.

82-3769

4. Directors' Meetings

During the year, the Board held 13 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met six times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 16 times and comprises at least any two Directors, one of whom must be a non-executive director. A Committee of Directors was formed comprising Mr Peter Wade, Miss Elizabeth Alexander, Mr Ian Renard, Dr Brian McNamee and Mr Tony Cipa for the purpose of considering the acquisition of Aventis Behring and related funding arrangements. This Committee met four times.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee		Committee of Directors
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum	Attended
P H Wade	13	13	3*		16	1*		4
B A McNamee	13	13	4	4	15	4*		4
J Akehurst	3	3						
E A Alexander	12	13	4	4				4
A M Cipa	13	13	4	4				3
C I R McDonald	4	4	1	1				
I A Renard	13	13	4	4	1	5	6	4
K J Roberts	13	13				6	6	
A C Webster	13	13	3	3		5	6	1

* *Attended for at least part by invitation.*

5. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its Animal Health business to Pfizer Inc and the acquisition of Aventis Behring was completed on 31 March, 2004. The previous ZLB Bioplasma operations have been merged with the Aventis Behring business to form ZLB Behring creating a new business with a more diversified product range and five major groups of plasma therapeutics.

6. Operating Results

The consolidated profit of the consolidated entity for the financial year, after providing for income tax, amounted to $219.6m. This represents a 212% increase on the 2002-2003 result of $70.4m.

7. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2002-2003 A final dividend for the year ended 30 June, 2003, of 22 cents per ordinary share, fully franked at 30%, was paid on 10 October, 2003, out of profits for that year as declared by the Directors in last year's Directors' Report.

2003-2004 An interim dividend on ordinary shares of 12 cents per share, fully franked at 30%, was paid on 13 April 2004. The Directors of the Company have declared a final dividend of 26 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2004, to be paid out of profits for that year.

In accordance with determinations by the Directors, shareholders were, and will be, entitled to participate in the Company's dividend reinvestment plan in connection with each of these dividends.

Total dividends for the 2003-2004 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 13 April 2004	$23,499
Final fully franked dividend payable on 8 October 2004	$51,077

8. Review of Operations

Sales revenue for the year increased significantly over the previous year as a result of including a quarter's trading from ZLB Behring. Following the completion of restructuring, the merged plasma products operations will provide the consolidated entity with greater geographic scope leading to better matches of revenues to costs and helping to reduce foreign exchange impacts.

Net profit after tax for the consolidated entity for the year increased by 212% on the previous year to $219.6 million, which included $68 million being a portion of the discount on the acquisition of Aventis Behring and net profit after tax on the sale of the company's Animal Health business of $75 million. Net operating cash flow of $207 million was up 79% on the previous year with Research and Development expenditure of $101 million increasing 11% over last year's expenditure. This result is despite the effect of adverse currency movements of $31 million compared to the previous year.

ZLB Behring generated sales revenue for the fourth quarter of $582 million with an EBITDA of $137 million, in a marketplace which was still very competitive with declining US prices for albumin. However the process of integrating the merged plasma products operations of ZLB Behring is progressing well with 35 US collection centres closed, plasma collection reduced by 1 million litres, manufacturing throughput reduced by 1.1 million litres and the consolidation of the sales forces, head offices and testing laboratories.

ZLB Behring's plasma collection operation, ZLB Plasma Services, now has more than 70 plasma collection centres in the US and Germany, which plasma is used to manufacture coagulation therapies to treat haemophilia, critical care products for the treatment of shock in trauma, immunoglobulins for the treatment of infections and autoimmune diseases and wound treatment therapies used to minimise blood loss.

JRH Biosciences maintained its performance and strong growth in sales revenue generated by new services and products such as Bioeaze custom bioprocessing systems, and an expanded EX-CELL® line of new proprietary cell culture media with serum operations underpinned by strong demand for Australian foetal bovine serum.

CSL's Pharmaceutical business benefited from increased international market growth of its influenza vaccine, FLUVAX®, which manufacturing facilities were in the process of being expanded to ensure sufficient capacity to satisfy export market demands.

9. Significant changes in the State of Affairs

In April 2004 the Company acquired the plasma therapeutics business of Aventis Behring from Aventis SA for $954 million funded through a mixture of debt and equity and merged its operations with its existing ZLB business to form ZLB Behring thereby establishing a new business with an enhanced competitive position in plasma therapies by combining their strengths in the treatment of haemophilia and critical care with those in immune deficiency.

The Company also sold its Animal Health business to Pfizer Inc in March 2004 for $169 million with net proceeds of $162 million providing a net profit pre-tax of $102 million and net profit after tax of $75 million.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

10. Significant events after year end

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

11. Likely Developments and Future Results

Other than comments on likely developments or expected results of certain of the operations of the consolidated entity contained in the Year in Review in the Annual Report, it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to the likely developments in the operations of the consolidated entity and expected results from those operations in future financial years.

12. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to the highest safety and environmental standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces. The consolidated entity's sites throughout the world are required to meet the same stringent requirements established by the Board.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under both Australian State and Federal law. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections. The consolidated entity has a policy of complying with and, where appropriate, exceeding its environmental obligations.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2004.

13. Share Options

Unissued Shares

As at the date of this report, there were:

- 4,190,790 unissued ordinary shares under options (4,190,790 at balance date); and
- 395,300 unissued ordinary shares under performance rights (395,300 at balance date).

Refer to Note 29 of the financial statements for further details of the options and performance rights outstanding.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issue by any registered managed investment scheme.

Shares issued as a result of the exercise of options and performance rights

During the financial year, employees have exercised options to acquire 222,740 fully paid ordinary shares in the Company at a weighted average exercise price of $12.40. Since the end of the financial year, no further options have been exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

During, and since the end of, the financial year, no performance rights were exercised.

14. Directors and Officers Remuneration

Remuneration of senior executives within the Company is reviewed by the Human Resources Committee. Remuneration is determined as part of an annual performance review having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation.

Executives are also provided with longer term incentives through the [Senior Executive Share Ownership Plan II, the Global Employee Share Plan and the Performance Rights Plan, which act to align the executives' actions with the interests of the shareholders.

Non-executive directors are not entitled to performance based bonuses or share options. The Board has implemented a Non-Executive Directors' Share Plan under which at least 20% of a directors' base fees are taken in the form of shares in the Company. That Plan was approved by the Company's shareholders at the 2002 Annual General Meeting.

The Board meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate this peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors ($A) and the five most highly remunerated officers of the Consolidated Entity and the Company are as follows:

	Salary $	Fee [6] $	Bonus $	Super $	Cash Total $	Non - Monetary benefits $	Attributable Option and Performance Right value under ASIC guidelines [5] $	Total $	Number of Options Granted during, or since the end of, the year	Number of Performance Rights Granted during, or since the end of, the year
P H Wade	-	210,000	-	18,900	228,900	-	-	228,900		
B A McNamee	947,207	-	482,500	44,254	1,473,961	79,635	65,522	1,619,118		70,000
A M Cipa	406,552	-	176,000	33,448	616,000	2,645	132,697	751,342		40,000
E A Alexander	-	110,000	-	9,900	119,900	-	-	119,900		
C I R McDonald [4]	-	349,439	-	2,443	351,882	-	-	351,882		
I A Renard	-	107,500	-	9,675	117,175	-	-	117,175		
K J Roberts	-	105,000	-	9,450	114,450	-	-	114,450		
A C Webster	-	103,750	-	9,338	113,088	-	-	113,088		
J Akehurst	-	25,000	-	2,250	27,250	-	-	27,250		
P Turner [1] [3]	745,385	-	403,056	40,823	1,189,264	-	286,897	1,476,161		24,800
T Giarla [1]	384,809	-	182,252	15,421	582,482	34,307	169,800	786,589	45,000	-
C Armit	369,544	-	160,000	28,800	558,344	-	238,850	797,194		8,400
P Bordonaro	324,883	-	105,900	27,512	458,295	23,647	111,117	593,059		20,800
K Milroy	263,063	-	145,801	32,935	441,799	19,425	166,928	628,152	35,000	5,800
A Cuthbertson	290,000	-	72,500	-	362,500	10,987	201,017	574,504		11,100
P Turvey	295,392	-	101,100	40,440	436,932	20,558	179,448	636,938		17,100
P Grujic [1] [2]	707,708	-	-	20,500	728,208	-	215,456	943,664	35,000	

Note 1: P Turner, T Giarla and P Grujic were not employees of the parent entity during the financial year. P Turner was paid in Swiss Francs and T Giarla and P Grujic were paid in $US, but reported in $A at the average exchange rate.

Note 2: The amount shown as salary for P Grujic includes redundancy entitlements and other contractual obligations consistent with his termination entitlements.

Note 3: The amount shown as salary for P Turner includes ex-patriate living allowances.

Note 4: The amount shown as fees for C I R McDonald include a retirement payment of $322,292.

Note 5: Options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan have been valued using the Binomial Model valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of remuneration in prior years using the grant date basis of measurement.

Note 6: Under the Non-Executive Directors Share Plan at least 20% of non-executive directors base fees must be taken in the form of shares in the Company.

15. Indemnification of Directors and Officers

During the financial year, the following insurance and indemnity arrangements were in place concerning directors and officers of the consolidated entity:

The Company has executed a Director's Deed with each director, as approved by the Board and pursuant to a waiver granted by the Australian Securities and Investments Commission under section 196(1) of the Corporations Act, regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a Subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $806,150 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

16. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)
Melbourne

25 August 2004

(1) In the opinion of the Directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 34 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated 25 August 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

82-3785

Independent audit report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
25 August 2004

82-3785

MEDIA RELEASE
26 August 2004

CSL ANNOUNCES FULL YEAR RESULT

CSL Limited today announced its operating results for the full year ended 30 June 2004.

FULL YEAR HIGHLIGHTS

- Reported net profit after tax of $219.6 million for the year ended 30 June 2004 up 212% on the previous year (June 2003 $70.4 million) despite the effect of adverse currency movements of $31 million compared to the previous year;
- Sales revenue of $1.65 billion, which included three months of trading of the combined ZLB Behring;
- Research & Development expenditure of $101.2 million up 11%, reaffirming CSL's commitment to R&D;
- Net operating cashflow of $207 million, up 79% on the previous year;
- Final dividend of 26 cents, fully franked, bringing the full year dividend to 38 cents fully franked;
- The purchase of Aventis Behring at a discount to fair value of US$296 million, which has been merged with ZLB to form ZLB Behring;
- Net proceeds from the sale of the Animal Health business of $162 million against a book value of $60 million resulting in a net profit after tax of $75 million.

Dr McNamee, CSL's Managing Director said, "This has been a transformation year for CSL, firstly with the landmark acquisition of Aventis Behring whose acquisition has considerably strengthened our global plasma therapeutics business and, secondly, with the sale of our Animal Health business.

"The plasma industry has experienced welcome structural change on a global scale and we have been able to position CSL strongly for substantial profitable growth."

/2...

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

02-3703

INTEGRATION OF ZLB BEHRING

The Company advised that integration of ZLB Behring had progressed well with the following milestones being achieved.

- Restructuring of Headquarters in King of Prussia was largely complete.
- The Glendale office has been closed and the Vienna site was closing.
- Restructuring of the Global Commercial Operations and the Plasma Collection Businesses were well advanced.
- The restructuring of Kankakee was completed.

The Company confirmed that although more than 60% of identified integration milestones had been completed, Marburg restructuring and IT systems integration were still to be finalised, while transfer of intermediates between Kankakee and Bern required validation, FDA submission and approval.

OUTLOOK

Commenting on the outlook for CSL, Dr McNamee said "The plasma therapeutics industry is rationalising, with the market moving to correct the over-supply situation. There is evidence that prices for IVIG in the US are beginning to move towards economically sustainable levels. This global structural change, coupled with our solid progress with integrating ZLB Behring, has strengthened our confidence in CSL's strategic direction.

"However these positive signs must be tempered as our 2003-2004 results include just three months of the combined ZLB Behring operations. At this stage we remain comfortable with the upper end of our previous guidance for 2004-2005 which we provided to the market in December 2003 which was net profit after tax in the region of $250-$270 million subject to currency fluctuations and material price movements for our core plasma products", Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

Group Results

Full year ended June	2004 $m	2003 $m
Sales	1,650.2	1,300.3
Other Revenue	185.5	12.9
Total Revenue	**1,835.7**	**1,313.2**
Earnings before Interest, Tax, Depreciation & Amortisation	**398.8**	**255.1**
Depreciation $80/Amortisation $50	130.0	119.8
Net Interest Expense/(Income)	22.7	33.5
Tax Expense	35.0	31.3
Profit after tax before Goodwill Amortisation	**257.4**	**112.6**
Amortisation of Goodwill after tax	37.8	42.2
Net Profit from Ordinary Activities	**219.6**	**70.4**
Dividends (cents)	xx	22.0
EPS diluted (cents)	123.3	44.1
EPS after tax before Goodwill Amortisation (cents)	144.5	70.6

CSL Limited
2003/04 Full Year Result
26 August 2004

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

- **Record Result**
  - NPAT up 212%
  - Cashflow up 79%
  - EPS $1.23
- **Acquisition of Aventis Behring**
  - Integration on track
  - > 60% of milestones complete
- **Sale of Animal Health**
- **HPV - Phase III well advanced**
- **IVIG**
  - Liquid IVIG - EU national registration
  - Subcutaneous - EU national registration

Financial Performance

	Reported A$M	Chg	FX Adj A$M	Chg
Revenues	1,836	40%	1,984	+51%
EBITDA	399	56%	445	+75%
EBIT	269	99%	303	+124%
NPAT (Pre G/W)	262	132%	293	+160%
CFO	207	79%	217	+89%
DPS cents	38	12%		

Growth



$M
Sales
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004



$M
Net Profit After Tax (pre G/Will)
Animal Health
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004



$M
EBITA
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004



$M
R&D Spend
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

Business Unit Performance

ZLB Behring

Sales[1] FY$1,016m, 4Q $582m

EBITDA[1] FY$149m, 4Q $137m

Integration progressing

- **35 US collection centres closed**
- **Plasma collection reduced by 1 million litres**
- **Manufacturing throughput reduced by 1.1 million litres**
- **Consolidation of sales, Head Office and testing labs**
- **Transfer of paste to Bern expected mid 2005**

US IVIG pricing environment improving

[1] *FY represents 9 months to 31 March for ZLB and 3 months to 30 June for ZLB Behring*
4Q represents 3 months to 30 June 2004 for ZLB Behring Business

CSL

Plasma Therapeutics Industry

Strategy

- Broad Product Portfolio & Continuing Innovation
- Low Cost High Yield Manufacturing
- Balancing Cashflow & Market Demands
- Maximising Profitable Litres
- Global Marketing Reach

Global Market Share*



ZLB Behring 21%
CSL 2%

- Approx. 23% share of $US7bn industry
- Approx. 25% share of $US5.1bn Plasma industry

* *Management estimates*

ZLBB - Market Conditions

Core Products

pdFVIII	- Industry managing ongoing transition to recombinants - Growing volume of pdFVIII sold into 2nd tier markets - VWF demand growing
IVIG	- Prices have been steady with upward pressure going forward - Currently experiencing solid demand
Albumin	- Prices stable after period of weakness

ZLBB Pro-forma 2004/2005 sales split

Per Therapeutic Category

In percent of total sales

- rFVIII
- Pd Coagulation
- Immunology
- Critical Care
- Wound Healing
- Other



2%
6%
19%
24%
31%
18%

Per Region

In percent of total sales

- North America
- Western Europe
- Central Europe
- Japan
- Intercontinental



11%
11%
37%
21%
20%

Broad portfolio of products - Global Sales Reach

ZLBB - Integration on track



800
700
600
500
400
300
200
100
0
# of milestones
> 60% of Integration milestones completed
• Marburg social plan signed by works council
• Commercial Operations consolidated
• Vienna shut down, social plan signed by works council
• King of Prussia HQ restructuring complete, Glendale office closed
• Plasma centres closed, testing transferred to Knoxville lab
• Kankakee restructuring complete
April 2004
June 2005

ZLBB - Integration on track

Still to complete

- Marburg restructuring
- Fractions V & II + III from Kankakee registered in Bern
  - Dependent on FDA approval
- Complete IT systems integration
- Complete supply chain integration

Synergies

- At least US$100m
  - 65% of US$100m embedded in COGS. Full manufacturing cycle to release benefit
  - R&D benefit will flow 2nd half fiscal 2005

Sales Momentum Maintained during Integration

CSL Bioplasma

- Sales $178m (+6%)
- Integration of Aventis Behring Asian business (ex Japan) positions well for regional growth
- Continued strong demand for Intragam® P in Australia
  - Growth in plasma receipts from ARCBS
- New Plasma Products Agreement
  - Negotiations are continuing
  - Aiming for agreement by 30 Sept 2004

Pharmaceutical

- Sales $212m (-13%)
- Double digit growth in pharmaceuticals and exports offset by a reduction in low margin distribution arrangements for 3rd party hospital products
- Federal funding of pneumococcal vaccinations program for >65s announced
- Upgrade and expansion of flu facility

JRH Biosciences

- Sales $192m (+14%)
  - Up 41%when translated in USD
- Market conditions remain good
  - Growth in all product lines
- Strong serum sales
  - By-Prod acquisition doubled FBS sales
  - FBS 39% of overall business
- Facilities upgraded
  - UK liquid media plant
  - US dry powder media facility

R&D Highlights

- Plasma R&D restructuring advanced
  - Plasma R&D aligned with manufacturing expertise
- HPV
  - Merck foreshadowing 2nd half 2005 filing
  - US and European patents in place
- ISCOMATRIX®
  - Chiron Collaboration for Hepatitis C
  - Austin Health/Ludwig Inst. for NY-ESO-1
- rHDL (Stroke)
  - Phase 1b study in Australia to start late 2004

R&D Leveraging Centres of Excellence

R&D

	CSL Group	ZLB Behring	CSL Bioplasma
Focus	Biotechnology	Life cycle management	Novel plasma products Plasma fractionation technology
Key Projects	Recombinant proteins Monoclonal antibodies Vaccine adjuvants	Immunology Hemophilia A1PI Specialty products	Novel chromatographic technology
Laboratories	Parkville, Australia	Marburg, Germany Bern, Switzerland	Broadmeadows, Australia

R&D - IVIG Pipeline



Subcutaneous IgG (EU)
12% Liquid IVIG (EU)
Subcutaneous IgG (US)
12% Liquid IVIG (US)
Chromatographic Liquid IVIG
2004
2005
2006
2007

Financial Detail

02-0709

Aventis Behring Acquisition

Fair Value Adjustments

- US, IAS, GAAP - conversion to Australian GAAP
  - Inventory adjustments
    - Actual cost base
    - Provision level
    - Net realisable value
  - Pension liability recognition
  - Intangible asset adjustments
  - Plant and equipment adjustments
  - Restructuring provision

02-0703

Aventis Behring Acquisition

Fair Value Adjustments - Inventory

- Book value - US GAAP, IAS GAAP, approx US$900m
- Fair value of inventory Australian GAAP US$800m
- Physical units of inventory on hand, approx US$900m
- Discount allocated to inventory, approx US$205m

Aventis Behring Acquisition

Open Balance Sheet 31.03.04 - Fair Value AU GAAP

			US$M
Current Assets			
Inventory	805		
Other	322	1,127	
Non-Current Assets			
Plant & Equipment	354		
Other	31	386	
Total Assets			1,513
Current Liabilities		325	
Non-Current Liabilities		174	
Total Liabilities			499
Net Fair Value Assets			1,014

Restructuring provisions;onerous contracts $121m

	US$M
Fair Value of Assets	1,014
Total Consideration	718
Discount on Acquisition	295

Discount allocations:

Inventory	205
Plant and Equipment	90
Discount on Acquisition	295

ZLBB - Acquisition

- Contingent payment
  - Trigger period commencing October 2007
  - Trigger - CSL VWAP > $28 or $35 for 20 consecutive trading days within 6 months ending 31 March 2008
  - Cash payment or issue of shares, at CSL's election, to the amount of US$125m for $28 trigger and a further US$125m for $35 trigger.

Restructuring Costs Expensed

One Off Costs Absorbed - $12M pre tax

- Closure of Glendale office - $3M
- Closure of collection centres - $6M
- Other restructuring expenses - $1M
- Animal Health restructuring costs - $2M

Financial Settings

Effective Tax Rate

– Group tax rates

• Australia	30%
• USA	38%
• Germany	40%
• Switzerland	12% (with relief)
• Switzerland	24% (standard rate)
• Other	18 to 42%

02-3705

CSL

Financial Settings

Effective Tax Rate

- Determinants of effective tax
  - Effective tax rate year ended 30.06.04 - 14%
    - Multiple tax jurisdictions
    - Various tax/book bases
    - Impact of discount release
    - Transfer pricing review post acquisition/restructure
    - Timing of redundancy provision deductions
- Anticipate short term rate to be lower than "normal ongoing rate"
- 2004/05 rate between 15-20%

02-3765

CSL

Financial Settings

Working Capital

- Cash flow from operations - $207m (LY $115m)
  - Inventory reduction
  - Improving inventory turns
  - Continued emphasis on working capital management
  - Turnaround in Aventis Behring & Plasma Centre closures
- Acquired inventory
  - Anticipate further reductions in line with previous guidance

Financial Settings

Leverage/Liquidity

- Net Debt/Net Debt & Equity 26%
  - Pro-forma 36%
- Net Debt 30.06.04 $733m
- Interest Cover 17.1 times
- Capital Expenditure $80m
- DRP Underwriting not required

"Strong Balance Sheet"

Financial Settings

Leverage/Liquidity

Debt Profile			Average Rate
Private Placement	USD	$250m	5.66%
Bank Debt			
- CHF		$160m	1.50%
- EUR		$130m	3.00%
Foundation Loan	CHF	$ 23m	4.75%
Aventis Vendor Finance	USD	$125m	

02 07 03

Foreign Exchange

– USD remains low against Swiss Franc
  - Current rate 1.25
  - Average rate for financial year 1.3
  - 5 year/10 year average rates 1.53/1.44
  - Average rate 2003 1.42
  - 2003/04 NPAT impact $32m

– Anticipate no significant improvement in current financial year

– CSL Group - better currency match post restructure

Summary & Outlook

- **Summary**
  - Leadership in plasma products
  - ZLBB Integration on Track
  - Industry economics improving
  - Merck expected to file HPV with FDA late calendar 2005
- **Outlook**
  - Improving IVIG pricing
  - Remain comfortable with upper end of previous guidance
    - NPAT in region of $250-270 million*

** Subject to currency fluctuation and material price movements in core plasma products*

Appendix